Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

BY AND AMONG

AZC HOLDING COMPANY LLC,

as Seller,

ARIZONA CHEMICAL HOLDINGS CORPORATION,

as the Company,

and

KRATON POLYMERS LLC,

as Buyer

Dated as of September 27, 2015

i

(continued)

(continued)

(continued)

EXHIBITS

EXHIBIT A:	CALCULATION OF CASH AND CASH EQUIVALENTS, INDEBTEDNESS AND NET WORKING CAPITAL AS OF THE BALANCE SHEET DATE

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT is made and dated as of September 27, 2015 (this “Agreement”), by and among AZC Holding Company LLC, a Delaware limited liability company (“Seller”), Arizona Chemical Holdings Corporation, a Delaware corporation (the “Company”), and Kraton Polymers LLC, a Delaware limited liability company (“Buyer”).

RECITALS

WHEREAS, Seller owns an aggregate of 350 shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (“Company Common Stock”), which constitute all of the issued and outstanding shares of capital stock of the Company;

WHEREAS, Seller wishes to sell to Buyer and Buyer wishes to purchase from Seller, the Shares for the Purchase Price, upon the terms and subject to the conditions hereinafter set forth (the “Transaction”); and

WHEREAS, Seller, the Company and Buyer desire to make certain representations, warranties, covenants and agreements in connection with the purchase and sale of the Shares and also to prescribe various conditions to the purchase and sale of the Shares.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE 1

SALE AND PURCHASE OF THE SHARES; CLOSING

1.1 Sale and Purchase of the Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller agrees to sell, convey, assign, transfer and deliver to Buyer, and Buyer agrees to purchase and accept from Seller, the Shares, free and clear of all Liens.

1.2 Purchase Price. Subject to the adjustment set forth in Section 1.6, the aggregate consideration to be paid by Buyer to Seller for the Shares shall be (i) an amount equal to $1,370,000,000, minus (ii) the amount of Indebtedness as of the Adjustment Time, plus (iii) the amount of Cash and Cash Equivalents as of the Adjustment Time, plus (iv) the amount, if any, by which the Net Working Capital as of the Adjustment Time exceeds the Target Net Working Capital, minus (v) the amount, if any, by which the Net Working Capital as of the Adjustment Time is less than the Target Net Working Capital, minus (vi) the Transaction Expenses as of the Adjustment Time, plus (vii) the amount, if any, of the Adjustment Amount (the “Purchase Price”). The Purchase Price shall be paid as provided in Section 1.5 and Section 1.6.

1.3 Closing. The consummation of the sale and purchase of the Shares (the “Closing”) will take place at 10:00 a.m. on the date (the “Closing Date”) that is the third (3rd) Business Day after satisfaction or waiver of the conditions set forth in Sections 7.1 and 7.2 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, unless another time, date or place is agreed to in writing by Buyer and Seller; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Sections 7.1 and 7.2 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), the Closing shall not take place prior to the earlier to occur of (i) the second (2nd) Business Day following the final day of the Marketing Period or (ii) any Business Day before the commencement of the Marketing Period or during the Marketing Period, as specified by the Buyer, on no fewer than three (3) Business Days’ prior written notice to the Seller and the Company. The Closing shall be deemed effective as of 12:01 a.m. Central Time on the Closing Date.

1.4 Pay-Off Letters. The Company shall deliver to Buyer customary pay-off letters (the “Pay-Off Letters”) in respect of the Payoff Indebtedness, which Pay-Off Letters shall indicate that the lenders of such Indebtedness have agreed to release all Liens in respect of such Indebtedness upon receipt of the amounts indicated therein.

1.5 Closing Actions and Deliveries. Subject to the terms and conditions set forth in this Agreement, the parties hereto shall take the following actions or make the following deliveries on the Closing Date:

(a) Buyer shall pay or cause to be paid to Seller, by wire transfer of immediately available funds to the account(s), designated in writing by Seller at least two (2) Business Days prior to the Closing Date, an amount in cash (the “Estimated Purchase Price”) equal to (i) $1,370,000,000, minus (ii) Seller’s good faith estimate of Indebtedness as of the Adjustment Time (“Estimated Indebtedness”), plus (iii) Seller’s good faith estimate of Cash and Cash Equivalents as of the Adjustment Time (“Estimated Cash”), plus (iv) the amount, if any, by which Seller’s good faith estimate of Net Working Capital as of the Adjustment Time (the “Estimated Net Working Capital”) exceeds the Target Net Working Capital, minus (v) the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital as of the Adjustment Time, minus (vi) Seller’s good faith estimate of Transaction Expenses (the “Estimated Transaction Expenses”), plus (vii) Buyer’s good faith estimate of the amount, if any, of the Adjustment Amount as of the Adjustment Time (the “Estimated Adjustment Amount”).

(b) Buyer shall repay, or cause to be repaid, on behalf of the Company and its Subsidiaries, all amounts necessary to discharge fully the then outstanding balance of the Payoff Indebtedness, by wire transfer of immediately available funds to the account(s) designated in the Pay-Off Letters;

(c) Buyer shall pay, or cause the Company to pay, by wire transfer of immediately available funds, the Estimated Transaction Expenses to the applicable recipients thereof as set forth on the Estimated Closing Statement;

(d) The Company shall deliver to Buyer duly executed written resignations or removals, effective as of the Closing, of each of the Company’s and its Subsidiaries’ officers and each of the members of the boards of directors and boards of managers of the Company and its Subsidiaries that have been requested to resign by Buyer at least three (3) days prior to Closing; and

(e) Buyer, Seller and the Company shall make such other deliveries as are required by Article 7.

1.6 Purchase Price Determination.

(a) Estimated Closing Statement. Not less than three (3) Business Days (provided that such time period shall be one (1) Business Day if Buyer makes the election set forth in clause (ii) of the proviso in Section 1.3) prior to the anticipated Closing Date, Seller shall deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith calculation of the Estimated Purchase Price and reasonably detailed supporting calculations demonstrating each component thereof, including Estimated Cash, Estimated Indebtedness, Estimated Net Working Capital and Estimated Transaction Expenses. The Estimated Closing Statement shall be prepared based upon the books and records of the Company and its Subsidiaries in accordance with the definitions as provided in this Agreement and the Accounting Methodology, and shall be accompanied with all supporting schedules on which such estimates are based or from which they are derived. Not less than three (3) Business Days (provided that such time period shall be one (1) Business Day if Buyer makes the election set forth in clause (ii) of the proviso in Section 1.3) prior to the anticipated Closing Date, Buyer shall deliver to Seller a statement (the “Estimated Adjustment Amount Statement”) setting forth Buyer’s good faith calculation of the Estimated Adjustment Amount and reasonably detailed supporting calculations thereto. The Estimated Closing Statement and the Estimated Adjustment Amount Statement shall be binding on the parties hereto for purposes of this Section 1.6(a) and for purposes of determining the Estimated Purchase Price in Section 1.5(a). Attached hereto as Exhibit A is a calculation of (i) Cash and Cash Equivalents, (ii) Indebtedness and (iii) Net Working Capital, in each case, as of the Balance Sheet Date and based upon the books and records of the Company and its Subsidiaries in accordance with the definitions as provided in this Agreement and the Accounting Methodology.

(b) Post-Closing Date Purchase Price Adjustments. As promptly as practicable, but no later than ninety (90) days after the Closing Date, Buyer shall cause to be prepared (with assistance from Seller, as reasonably requested and upon reasonable notice) and delivered to Seller a statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of the Purchase Price and reasonably detailed supporting papers and calculations demonstrating each component thereof, including Cash and Cash Equivalents, Indebtedness, Net Working Capital, Transaction Expenses and Adjustment Amount. The Closing Statement shall (i) be prepared based upon the books and records of the Company and its Subsidiaries in accordance with the definitions as provided in this Agreement and the Accounting Methodology, and shall be accompanied with all supporting schedules on which such estimates are based or from which they are derived, and (ii) not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby. The post-Closing purchase price adjustment as set forth in this Section 1.6(b) is not intended to permit the introduction of different accounting methods, policies, practices, procedures, classifications, conventions, categorizations, definitions, principles, judgments, assumptions, techniques or estimation methods with respect to financial statements (including any of the foregoing as they relate to the nature of accounts, calculation of levels of reserves or levels of accruals) from the Accounting Methodology or the accounts used and included in determining the amount of the Target Net Working Capital.

(c) Dispute Resolution Procedures.

(i) If Seller disagrees with Buyer’s calculation of the Purchase Price or any component thereof, including the calculation of Cash and Cash Equivalents, Indebtedness, Net Working Capital, Transaction Expenses or Adjustment Amount as set forth in the Closing Statement delivered pursuant to Section 1.6(b), Seller may, within thirty (30) days after delivery of the Closing Statement, deliver a notice to Buyer providing reasonable detail of the reasons for such disagreement and setting forth Seller’s calculation of the items and amounts in dispute. Any such notice of disagreement shall specify all items or amounts as to which Seller disagrees, and Seller shall be deemed to have agreed with all other items and amounts, and the calculation thereof, set forth in the Closing Statement.

(ii) If a notice of disagreement shall be properly delivered pursuant to Section 1.6(c)(i), Seller and Buyer shall, during the thirty (30) days following such delivery, negotiate in good faith to reach written agreement on the disputed items or amounts. The matters set forth in any written resolution executed by Seller and Buyer shall be final and binding on the parties on the date of such written resolution.

(iii) If Seller and Buyer are unable to reach such agreement during such thirty (30) day period, they shall promptly (and in any event, within thirty (30) days) thereafter submit any matters in dispute to the independent accounting firm of Grant Thornton LLP (the “Independent Accountant”) for resolution, who shall act as an accounting expert and not as an arbitrator. The Independent Accountant shall deliver to Seller and Buyer, as promptly as practicable (but in no event later than thirty (30) days from the date of engagement of the Independent Accountant), a written report as to the resolution of each disputed item, accompanied by a certificate of the Independent Accountant that it reached such determination in accordance with the definitions as provided in this Agreement and the Accounting Methodology. Such report shall be final and binding on the parties and shall not be subject to further review or appeal (absent manifest arithmetical error). The Independent Accountant shall consider only those items and amounts in Seller’s and Buyer’s respective calculations of Cash and Cash Equivalents, Indebtedness, Net Working Capital, Transaction Expenses or Adjustment Amount, including each of the components thereof, that are identified as being items and amounts to which Seller and Buyer have been unable to agree. The Independent Accountant’s determination of any disputed item shall be (x) based solely on (i) written materials submitted by Seller and Buyer (or by in-person or telephonic conferences if mutually agreed to by Buyer, Seller and the Independent Accountant) and not by independent review, and (ii) the Accounting Methodology, Exhibit A and the definitions and the other provisions included herein, and (y) within the range of the amounts proposed by Buyer and Seller. Until the calculations of Cash and Cash Equivalents, Indebtedness, Net Working Capital, Transaction Expenses or Adjustment Amount, including each of the components thereof, have been finally determined pursuant hereto, neither Buyer nor Seller shall without the prior consent of Seller (in the case of Buyer) or Buyer (in the case of Seller), (A) have any ex parte conversations or meetings with the Independent Accountant, or (B) engage the Independent Accountant or any of its Affiliates to perform any new services other than as Independent Accountant pursuant hereto. Each party agrees to execute a reasonable engagement letter, if such letter is required by the Independent Accountant. The fees and expenses of the Independent Accountant with respect to any disputed amounts that are submitted to the Independent Accountant for resolution as provided in this Section 1.6(c)(iii) (the “Accountant Fees”) will be paid by and apportioned between Buyer and Seller based on the aggregate dollar amount of the amount in dispute and inversely related to the relative recovery as determined by the Independent Accountant of Seller and Buyer, respectively. For example, if the aggregate dollar amount in dispute is $1,000,000 and the relative recovery of Seller and Buyer as determined by the Independent Accountant is $900,000 and $100,000, respectively, then Buyer will be apportioned responsibility for 90% of the Accountant Fees and Seller will be apportioned responsibility for 10% of the Accountant Fees.

(iv) The Closing Statement (and each of the components thereof) shall become final and binding on the parties (A) on the thirty-first (31st) day following the delivery of the Closing Statement if a notice of disagreement has not been delivered to Buyer by Seller, (B) with such changes as are necessary to reflect matters resolved pursuant to any written resolution executed pursuant to Section 1.6(c)(ii), on the date such resolution is executed, if all outstanding matters are resolved through such resolution, and/or (C) with such changes as are necessary to reflect the Independent Accountant’s resolution of the matters in dispute (together with any changes necessary to reflect matters previously resolved pursuant to any written resolution executed pursuant to Section 1.6(c)(ii) and any matters not disputed pursuant to a notice of disagreement), on the date the Independent Accountant delivers its final, binding resolution pursuant to Section 1.6(c)(iii) (the Closing Statement in such form, the “Final Closing Statement,” and the Purchase Price set forth in the Final Closing Statement, the “Final Purchase Price”).

(d) Final Payment. Upon finalization of the Final Closing Statement as provided in Section 1.6(c):

(i) If the Final Purchase Price exceeds the Estimated Purchase Price, Buyer shall as promptly as practicable, but in no event later than five (5) Business Days following the final determination of the Final Purchase Price as provided in Section 1.6(c), pay or cause to be paid to Seller, by wire transfer of immediately available funds to the account(s) designated in writing by Seller, an amount in cash equal to the amount by which the Final Purchase Price exceeds the Estimated Purchase Price.

(ii) If the Estimated Purchase Price exceeds the Final Purchase Price, Seller shall as promptly as practicable, but in no event later than five (5) Business Days following the final determination of the Final Purchase Price as provided in Section 1.6(c), pay to Buyer the Buyer Purchase Price Overpayment Amount.

(e) For the avoidance of doubt, payment of any Buyer Purchase Price Overpayment Amount in accordance with Section 1.6(d)(ii) shall be the sole and exclusive remedy available to Buyer or any of its Affiliates against any Seller, or any of its Affiliates (or affiliates) or otherwise, arising out of or relating to any amount by which the Estimated Purchase Price exceeds the Final Purchase Price and neither Buyer nor any Company nor any of their respective Affiliates shall have any claim against Seller or any of its affiliates or any of its respective managers, officers, directors, employees, advisors, consultants, agents or representatives in respect thereof; provided, however, that to the extent that the Estimated Transaction Expenses are less than the Transaction Expenses as of the Adjustment Time, the Buyer Purchase Price Overpayment Amount shall not be the sole and exclusive remedy available to Buyer to recover any such difference.

(f) The parties hereto (i) shall, and shall cause their respective representatives to, cooperate and (ii) shall make available to one another and their respective employees and representatives and, if applicable, the Independent Accountant, to the extent necessary, at reasonable times and with reasonable advance notice, such books, Contracts, records, work papers and appropriate personnel and other information (including work papers, appropriate personnel, and outside advisors) as any of the foregoing may reasonably request, in each case, to prepare and review the Closing Statement (including the calculation of Cash and Cash Equivalents, Indebtedness, Net Working Capital and Transaction Expenses), and/or any matters in dispute (including those submitted to the Independent Accountant). Buyer, the Company and Seller each acknowledge and waive any actual or potential conflict of Company employees assisting Seller and Buyer as described in this Section 1.6 and will not, and will cause the Company not to, prevent such access by Seller.

1.7 Withholding. Buyer and the Company shall be entitled to deduct and withhold (without duplication) from the consideration otherwise payable pursuant to this Article 1 such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law and shall properly remit such amount to the appropriate Governmental Body; provided, however, that Buyer shall use commercially reasonable efforts to provide five (5) Business Days’ notice to Seller prior to Buyer deducting and withholding from the consideration otherwise payable pursuant to this Article 1. To the extent amounts are so withheld and paid over to the appropriate Governmental Body, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller.

ARTICLE 2

TERMINATION

2.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing as follows and in no other manner:

(a) at the election of the Company and Seller on the one hand, or Buyer, on the other hand, on or after February 5, 2016 (the “Outside Date”), if the Closing shall not have occurred by the close of business on such date; provided, that the right to terminate this Agreement pursuant to this Section 2.1(a) shall not be available to any party whose breach of any provision of this Agreement results in or causes the failure of the Transaction to be consummated by such time; provided, further, that if the only conditions to Closing (other than those to be satisfied at the Closing) are the conditions set forth in Section 7.1(h) and Section 7.2(e), then either Seller or Buyer may unilaterally extend the Outside Date, on one or more occasions, by notice delivered to the other party, until a date no later than March 4, 2016, in which case the Outside Date shall be deemed for all purposes to be the latest of such dates;

(b) by mutual written consent of Buyer, on the one hand, and Seller, on the other hand;

(c) by Seller, if (i) the conditions to Closing set forth in Section 7.1 have been satisfied or waived (other than those (x) to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing, or (y) the failure of which to be satisfied is primarily attributable to a material breach by Buyer of its representations, warranties, covenants or agreements contained in this Agreement), (ii) Buyer fails to consummate the Transaction on the date the Closing should have occurred pursuant to Section 1.3 and (iii) Seller stood ready and willing to consummate the Transaction on the date on which the Closing should have occurred pursuant to Section 1.3;

(d) by Buyer, if (i) the conditions to Closing set forth in Section 7.2 have been satisfied or waived (other than those (x) to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing, or (y) the failure of which to be satisfied is primarily attributable to a material breach by Seller of its representations, warranties, covenants or agreements contained in this Agreement), (ii) Seller fails to consummate the Transaction on the date the Closing should have occurred pursuant to Section 1.3 and (iii) Buyer stood ready and willing to consummate the Transaction on the date on which the Closing should have occurred pursuant to Section 1.3;

(e) by Buyer, upon a material breach of any covenant or agreement on the part of Seller or the Company set forth in this Agreement, or if any representation or warranty of Seller or the Company hereunder shall be or become untrue, in any case such that the conditions set forth in Section 7.1(a) or Section 7.1(b) would not be satisfied if such breach or occurrence were to be continuing on the Closing Date (any such breach or occurrence, a “Terminating Company Breach”); provided, however, that, Buyer may terminate this Agreement under this Section 2.1(e) only if such Terminating Company Breach has not been cured by Seller or the Company, as the case may be, prior to the earlier of (i) thirty (30) days after receipt by the Company of written notice from Buyer of such Terminating Company Breach and (ii) the Outside Date; and provided, further, that the right to terminate this Agreement under this Section 2.1(e) shall not be available to Buyer if a Terminating Buyer Breach has occurred and is continuing at such time;

(f) by Seller, upon a material breach of any covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer hereunder shall be or become untrue, in any case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied if such breach or occurrence were to be continuing on the Closing Date (any such breach or occurrence, a “Terminating Buyer Breach”); provided, however, that, Seller may terminate this Agreement under this Section 2.1(f) only if such Terminating Buyer Breach has not been cured by Buyer prior to the earlier of (i) thirty (30) days after receipt by Buyer of written notice from Seller of such Terminating Buyer Breach and (ii) the Outside Date (subject to the final proviso in Section 2.1(a)); provided, further, that the right to terminate this Agreement under this Section 2.1(f) shall not be available to Seller if a Terminating Company Breach has occurred and is continuing at such time; or

(g) by Buyer, on the one hand, or Seller, on the other hand, if there shall be in effect a final, nonappealable Order restraining, enjoining or otherwise prohibiting the consummation of the Transaction but, it being agreed that the parties hereto shall promptly appeal any adverse determination which is not nonappealable and pursue such appeal with reasonable diligence; provided, however, that the right to terminate this Agreement pursuant to this Section 2.1(g) shall not be available to any party whose breach of any provision of this Agreement primarily results in or causes such Order.

2.2 Procedure Upon Termination. In the event of termination and abandonment by the Company and Seller on the one hand, and/or Buyer, on the other hand, pursuant to Section 2.1, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate without further action by any party.

2.3 Termination Fee.

(a) In the event that this Agreement is terminated by Seller pursuant to (i) Section 2.1(c), (ii) Section 2.1(f), or (iii) Section 2.1(a) at a time when this Agreement could have been validly terminated by Seller pursuant Section 2.1(c) or Section 2.1(f), then Buyer shall pay the Buyer Termination Fee to, or as directed by, Seller, as promptly as reasonably practicable (and, in any event, within three (3) Business Days following such termination) by wire transfer of same day funds.

(b) The parties hereto acknowledge that the agreements contained in this Section 2.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not otherwise enter into this Agreement; accordingly, if Buyer fails to pay the Buyer Termination Fee pursuant to Section 2.3(a) on or prior to the date such amount is due hereunder, and, in order to obtain such payment, an action or proceeding is commenced by any party with respect to the potential payment of the Buyer Termination Fee pursuant to Section 2.3(a), the non-prevailing party in such action shall pay, or cause to be paid, to the prevailing party (i) the reasonable costs and expenses (including reasonable attorney’s fees and expenses) incurred by the prevailing party and its Affiliates in connection with such action or proceeding and (ii) if the prevailing party is Seller, interest on the Buyer Termination Fee at an annual rate equal to the prime rate as published in the Wall Street Journal in effect on the date such amount was originally due hereunder which shall accrue from such date through the date such payment is actually delivered to Seller.

(c) Notwithstanding anything to the contrary included herein, if this Agreement is terminated by Seller pursuant to (i) Section 2.1(c), (ii) Section 2.1(f), or (iii) Section 2.1(a) at a time when this Agreement could have been validly terminated by Seller pursuant to Section 2.1(c) or Section 2.1(f), Seller’s right to receive payment of the Buyer Termination Fee (and any other amounts pursuant to this Section 2.3) from Buyer shall be the sole and exclusive remedy of Seller and its Affiliates (including the Company) against Buyer (including its Affiliates) and the Financing Sources for, and Seller shall be deemed to have waived all other remedies (including equitable remedies) with respect to, the failure of the Transaction to be consummated or with respect to any loss or damage suffered as a result thereof, any breach by Buyer of its obligation to consummate the Transaction or the Financing or any breach by Buyer of any representation, warranty, covenant or agreement set forth herein or in the Commitment Letter or in any document related to the Financing, and upon payment of such amount, Buyer shall have no further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, however, that, for the avoidance of doubt, nothing in this Agreement shall be construed to relieve Buyer of its obligation to pay the Buyer Termination Fee pursuant to Section 2.3(a) in connection with the termination of this Agreement by reason of Seller seeking to obtain specific performance of this Agreement in accordance with Section 8.2 prior to the termination of this Agreement.

(d) The parties hereto hereby agree that the Buyer Termination Fee is liquidated damages in a reasonable amount and not a penalty, and the payment of the Buyer Termination Fee in the circumstances specified in this Agreement is supported by due and sufficient consideration. For the avoidance of doubt, under no circumstances shall Seller be entitled or permitted to receive (i) monetary damages for any breach by Buyer of this Agreement the aggregate amount of which, together with any portion of the Buyer Termination Fee paid to Seller by Buyer pursuant to Section 2.3(a), exceeds the amount of the Buyer Termination Fee, (ii) both a grant of an injunction, specific performance or other equitable relief pursuant to Section 8.2, pursuant to which the Closing occurs, and any money damages, including all or any portion of the Buyer Termination Fee, or (iii) the Buyer Termination Fee on more than one occasion.

2.4 Effect of Termination.

(a) Except for Section 2.3, Section 2.4(b), Section 6.5, Section 6.8, Article 8 and Article 9, in the event that this Agreement is validly terminated in accordance with Section 2.1, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date and time of such termination and such termination shall be without liability to the Company and Seller on the one hand, or Buyer on the other hand; provided, however, subject to Section 2.3(c), that no such termination shall relieve any party hereto from liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs) for Willful Breach of any of its representations, warranties, covenants or agreements contained in this Agreement prior to termination.

(b) The Confidentiality Agreement shall survive any termination of this Agreement in accordance with its terms, shall be automatically extended until such date that is two (2) years following the date of termination of this Agreement and nothing in this Section 2.4 shall be construed to discharge or relieve the Company, Buyer or any other party to the Confidentiality Agreement of its obligations thereunder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING TO SELLER

Seller hereby represents and warrants to Buyer as of the date hereof that:

3.1 Organization and Good Standing. Seller is a Delaware limited liability company, duly organized, validly existing and in good standing under the laws of Delaware.

3.2 Authorization of Agreement. Seller has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Seller in connection with the consummation of the Transaction (collectively, the “Seller Documents”), and to consummate the Transaction. The execution, delivery and performance by Seller of this Agreement and each Seller Document and the consummation of the Transaction, have been duly and validly authorized by all necessary action on behalf of Seller. This Agreement has been, and each Seller Document will be at or prior to the Closing, duly and validly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Seller Document when so executed and delivered will constitute, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its and their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.3 Title; Contracts relating to the Shares. Seller owns (beneficially and of record) the Shares free and clear of any and all Liens, has good and marketable title to the Shares and at the Closing, Seller shall transfer to Buyer good and marketable title to the Shares free and clear of any and all Liens other than those arising from acts of Buyer. Seller is not a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the Shares or any other securities of the Company.

3.4 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by Seller of this Agreement or the Seller Documents, the consummation of the Transaction, or compliance by Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration, suspension, modification or any obligation to repay or make payment under, any provision of (i) the certificate of formation and limited liability company agreement of Seller; (ii) any Contract, License or Lien to which Seller is a party or by which any of the properties or assets of Seller are bound; (iii) any Order applicable to Seller or by which any of the properties or assets of Seller are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, terminations or cancellations, that would not prevent, materially delay or impair the ability of Seller to execute and deliver this Agreement or the Seller Documents or consummate the Transaction.

(b) No consent, waiver, approval, Order, License or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Seller in connection with the execution and delivery of this Agreement or the Seller Documents, the compliance by Seller with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby or the taking by Seller of any other action contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act and the other applicable Competition Laws as set forth in Schedule X, (ii) those for which the failure to obtain or make such consent, waiver, approval, Order, License, authorization, declaration, filing, or notification would not prevent, materially delay or impair (x) the ability of Seller to execute and deliver this Agreement or the Seller Documents or consummate the Transaction or (y) the performance by Seller of its obligations under this Agreement or the Seller Documents, and (iii) as may be necessary as a result of any fact or circumstance relating to Buyer or any of its Affiliates.

(c) None of the execution and delivery by Seller of this Agreement or the Seller Documents, the consummation of the Transaction, or compliance by Seller with any of the provisions hereof or thereof requires, or will require, any consent from any third party, including the vote or approval of the holders of any class or series of equity securities of Seller or any direct or indirect equityholder of Seller, that will not have been obtained as of the Closing.

3.5 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Seller, threatened, against Seller that are reasonably likely to prohibit or restrain the ability of Seller to enter into this Agreement or any Seller Document or to consummate the Transaction. Notwithstanding the foregoing, no representation or warranty is made in this Section 3.5 with respect to Legal Proceedings relating to the Transaction.

3.6 Financial Advisors. Except as set forth on Schedule 4.18, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

3.7 Bankruptcy. Seller has not filed a petition seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law relating to bankruptcy or insolvency, and no such petition has been filed against Seller. No general assignment of the property of Seller has been made for the benefit of creditors, and no receiver, master, liquidator or trustee has been appointed for Seller or any asset of Seller.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Subject to the exceptions noted on the schedules attached hereto (as amended or supplemented, the “Disclosure Schedule”), which Disclosure Schedule is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article 4 and the other Sections of this Agreement, each of Seller and the Company, jointly and severally, hereby makes the representations and warranties contained in this Article 4 to Buyer as of the date hereof:

4.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect.

4.2 Authorization of Agreement. The Company has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the Transaction (the “Company Documents”), and to consummate the Transaction. The execution, delivery and performance of this Agreement and each Company Document and the consummation of the Transaction have been duly authorized by all requisite corporate action on the part of the Company. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Company Document when so executed and delivered will constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its and their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Schedule 4.3(a), none of the execution and delivery by the Company of this Agreement or the Company Documents, the consummation of the Transaction, or compliance by the Company with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration, suspension, modification or any obligation to repay or make payment under, any provision of (i) the Certificate of Incorporation and By-laws of the Company or comparable organizational documents of any of its Subsidiaries; (ii) any Company Contract; (iii) any

other Contract, License or Lien to which the Company or any Subsidiary is a party or beneficiary or by which any of the properties or assets of the Company or any of its Subsidiaries are bound; (iv) any Order applicable to the Company or any of its Subsidiaries or by which any of the properties or assets of the Company or any of its Subsidiaries are bound; or (v) any applicable Law, other than, in the case of clauses (iii), (iv) and (v), such conflicts, violations, defaults, terminations or cancellations, that would not have a Material Adverse Effect.

(b) Except as set forth on Schedule 4.3(b), no consent, waiver, approval, Order, License or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Company Documents or the compliance by the Company with any of the provisions hereof or thereof, or the consummation of the Transaction, except for (i) compliance with the applicable requirements of the HSR Act or other applicable Competition Laws as set forth in Schedule X, (ii) such consents, waivers, approvals, Orders, Licenses, authorizations, declarations, filings, or notifications, the failure of which to obtain or be made would not have a Material Adverse Effect, and (iii) as may be necessary as a result of any fact or circumstance relating to Buyer or any of its Affiliates.

4.4 Capitalization.

(a) The authorized capital stock of the Company consists of 1,000 shares of Company Common Stock, of which (a) 350 shares of Company Common Stock are issued and outstanding, (b) 0 shares of Company Common Stock are held by the Company in its treasury or owned by Subsidiaries of the Company and (c) 0 shares of Company Common Stock are reserved for issuance under the equity incentive plans of the Company (“Company Stock Plans”). All of the issued and outstanding shares of Company Common Stock were duly authorized for issuance and are validly issued, fully paid, free of preemptive rights and non-assessable.

(b) There are no existing options, restricted shares, restricted stock units, stock appreciation rights, profits interest, warrants, calls, rights or Contracts of any character to which the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, of any shares of capital stock of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase, or valued by reference, in whole or in part, to shares of capital stock of the Company. The Company is not a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the securities of the Company.

4.5 Subsidiaries.

(a) Schedule 4.5(a) sets forth for each Subsidiary of the Company (i) its name, (ii) its jurisdiction of organization, (iii) the authorized, issued and outstanding shares of capital stock or other equity interests of each such Subsidiary, and (iv) whether such capital stock or other equity interests are subject to any Lien, and, if so, a general description of such Lien. The Company has no Subsidiaries other than those Subsidiaries set forth on Schedule 4.5(a). The Company is the sole direct or indirect beneficial and record owner of the outstanding shares of capital stock or other equity interests in each of its Subsidiaries. Each such Subsidiary is duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization and is duly qualified or authorized to do business as a foreign Person and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect. Each such Subsidiary has all requisite limited liability company, corporate or other power and authority to own, lease and operate its properties and carry on its business as now conducted. The statutory books of each

Subsidiary material to the Company, to the extent required to be kept by applicable Law, have been properly kept, are up to date and contain complete and accurate details of all matters required by applicable Law to be entered in them, in each case in all material respects, and, to the Knowledge of the Company, no notice or indication that any such statutory books are incorrect or should be rectified or corrected have been received by such relevant Subsidiary or any of its officers, directors or managers.

(b) Except as set forth on Schedule 4.5(b), the outstanding equity interests of each Subsidiary of the Company are validly issued, fully paid and non-assessable, and as of the Closing, will be owned free and clear of any and all Liens. There is no (i) existing option, warrant, call, right or Contract to which any such Subsidiary is a party requiring, and there are no convertible securities of any such Subsidiary outstanding which upon conversion would require, the issuance of any equity interests of any such Subsidiary or other securities convertible into equity interests of any such Subsidiary, (ii) outstanding obligation, contingent or otherwise, of any such Subsidiary to repurchase, redeem or otherwise acquire any equity interests of any such Subsidiary or (iii) voting trust or other Contract with respect to the voting, redemption, sale transfer or other disposition of the equity interests of any such Subsidiary.

4.6 Financial Statements. Except as set forth on Schedule 4.6(a), the Company has delivered to Buyer copies of (i) the audited consolidated balance sheets the Company and its Subsidiaries as at December 31, 2012, December 31, 2013 and December 31, 2014 and the related audited consolidated statements of income, cash flows, statements of operations, changes in equity of the Company and its Subsidiaries for the years then ended and (ii) the unaudited balance sheet of the Company and its Subsidiaries as at June 30, 2015 and the related statements of income of the Company and its Subsidiaries for the fiscal quarter and six-month period then ended (such statements, including the related notes and schedules thereto, as the case may be, are referred to herein as the “Financial Statements”). Each of the Financial Statements has been prepared in accordance with GAAP, consistent with past practices of the Company, including estimation methodologies and judgments and with consistent classifications, and fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the dates and for the periods indicated therein, subject to changes resulting from normal and recurring year-end adjustments.

4.7 No Undisclosed Liabilities. Except as set forth on Schedule 4.7, the Company and its Subsidiaries do not have any Liabilities of any kind that would be required to be reflected in, reserved against or otherwise described on an audited balance sheet prepared in accordance with GAAP, and that are not so reflected in, reserved against or described on the Balance Sheet, other than (a) Liabilities incurred in the Ordinary Course of Business after the Balance Sheet Date, and (b) Liabilities incurred in connection with the Transaction.

4.8 Taxes. Except as set forth on Schedule 4.8:

(a) Each of the Company and its Subsidiaries has timely filed all material Tax Returns required to be filed by it (taking into account applicable extensions), and all material amounts of Taxes (including, for the avoidance of doubt, estimated Taxes) required to be paid by it have either been paid or adequate provision therefor has been made in the Financial Statements. All such Tax Returns are accurate and complete in all material respects and have been prepared in all material respects in accordance with all applicable Laws.

(b) For Pre-Closing Tax Periods for which Tax Returns have not yet been filed, each of the Company and its Subsidiaries have made adequate provisions in the Company’s financial statements for the accrual of Taxes attributable to such Tax periods.

(c) No material deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company or its Subsidiaries that are still pending.

(d) No material Tax Return filed by the Company or any of its Subsidiaries is the subject of a current audit or examination by any Taxing Authority.

(e) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355(a) of the Code within the two-year period prior to the date hereof.

(f) Buyer has been provided with true and complete copies of all Income Tax Returns of the Company and each of its Subsidiaries that have been filed (which if properly prepared would result in a material amount of Tax) for all taxable periods ending after December 31, 2012.

(g) Neither the Company nor any of its Subsidiaries, (i) in respect of a Tax period that remains open, has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, or (ii) is currently subject to a closing agreement entered into under Section 7121 of the Code, a private letter ruling of the IRS or comparable rulings of any Taxing Authority requested and obtained by the Company.

(h) Neither the Company nor any of its Subsidiaries has engaged in any “reportable transaction” (other than a loss transaction) as defined in Treasury Regulation Section 1.6011-4(b).

(i) The Company and each of its Subsidiaries have properly withheld and timely paid to the appropriate authority all withholding and employment Taxes which they were required to withhold and pay relating to salaries, compensation (including equity-based compensation) and other amounts heretofore paid to their employees or other Persons, and have complied in all material respects with all associated Tax information reporting and notice requirements.

(j) Neither the Company nor any of its Subsidiaries (A) is or has been a member of an affiliated group (within the meaning of Section 1504 of the Code) filing a consolidated federal Income Tax Return, other than an affiliated group the common parent of which is the Company, (B) is or has been a member of any affiliated, combined, consolidated, unitary, or similar group for state, local or non-U.S. Tax purposes, other than a group the common parent of which is the Company, (C) is a party to, or has any liability under, any Tax Sharing Agreement, or (D) has any liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, by contract, or otherwise.

(k) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax Law) executed prior to the Closing, (iii) any installment sale or open transaction disposition made prior to the Closing, (iv) any prepaid amount received on or prior to the Closing Date, (v) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax Law), or (vi) Section 108(i) of the Code.

(l) Neither the Company nor any of its Subsidiaries (A) is a “controlled foreign corporation” as defined in Section 957 of the Code, (B) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (C) has a permanent establishment (within the meaning of an applicable income Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized or (D) is, or has been, a resident for income Tax purposes under the applicable Laws of any country, other than the country in which such entity is organized.

(m) The Company is not, and has never been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n) The Company and its Subsidiaries have obtained and hold on file sales and use tax resale and exemption certificates with respect to sales of taxable items for which the Company or its Subsidiaries did not collect and remit sales, use, or similar Taxes.

(o) For any taxable period beginning after 2010 and ending on or prior to the Closing Date, no non-U.S. Subsidiary of the Company has any material item of income which could constitute subpart F income within the meaning of Section 952 of the Code except as disclosed on the Company’s U.S. federal income Tax Returns.

(p) Except as set forth on Schedule 4.8(p), there are no Legal Proceedings relating to Taxes involving an amount in excess of $500,000 pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before any Governmental Body. Except as set forth on Schedule 4.8(p), neither the Company nor any of its Subsidiaries has settled any Legal Proceedings relating to Taxes for an amount in excess of $500,000 since January 1, 2013.

(q) Notwithstanding any provision in this Agreement to the contrary, the only representations and warranties made with respect to all matters relating to Taxes of the Company or its Subsidiaries shall be representations and warranties set forth in this Section 4.8, and this Agreement shall not be interpreted in any manner that is contrary thereto.

4.9 Real Property.

(a) Schedule 4.9(a) sets forth a correct and complete list of all Leases relating to the Leased Real Property and the respective parties thereto.

(b) The Company or one of its Subsidiaries has a valid leasehold interest in the Leased Real Property, and the Leases granting such interests are in full force and effect, without any material breach or material default thereunder (including any material breach or material default that would exist but for the giving of notice or passage of time, or both) by the Company or its Subsidiaries.

(c) Except as set forth in Schedule 4.9(c), neither the Company nor any of its Subsidiaries has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the Leased Real Property or the tenant’s interest in the Leases.

(d) Except as set forth in Schedule 4.9(d), the improvements and fixtures on the Leased Real Property and Owned Property are in all material respects in suitable condition for their current use, ordinary wear and tear excepted and the Leased Real Property and Owned Property constitute, in all material respects, all of the real property utilized by the Company and its Subsidiaries in the operation of its business as currently conducted.

(e) Each of the Company and its Subsidiaries has sufficient rights of access with respect to any Leased Real Property that are necessary for the conduct of its business as presently conducted, and there are no material pending or, to the Knowledge of the Company, threatened Legal Proceedings by any Governmental Body or any other Person to cancel, terminate or modify such rights of access.

(f) Schedule 4.9(f) sets forth a legal description of the real property owned in fee by the Company and its Subsidiaries (the “Owned Property”). The Company and the Subsidiaries have, or will have prior to the Closing, good and indefeasible fee title to the Owned Property, free and clear of all Liens of any nature whatsoever, except Permitted Exceptions. None of the Company or any of its Subsidiaries has received, prior to the date hereof, any notice from any insurance company that has issued a policy with respect to the Owned Property requiring performance of any material structural or other repairs or alterations to the Owned Property.

(g) Except as set forth in Schedule 4.9(g), there is no pending or, to the Knowledge of the Company, threatened Legal Proceeding by any Governmental Body or Person to take, by condemnation or otherwise, any of the Leased Real Property or Owned Property.

4.10 Title to Assets; Related Matters. The Company and its Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all of their respective material personal property and assets, free and clear of all Liens, except Permitted Exceptions (the “Assets”). All material Assets and other material equipment and items of tangible personal property and assets of the Company and its Subsidiaries necessary for the operation or conduct of the business of the Company and its Subsidiaries consistent with past practice are, in all material respects, in adequate operating condition and capable of being used for their intended purposes, ordinary wear and tear excepted. The Company and its Subsidiaries own, have a valid leasehold interest in or have the valid and enforceable right to use all material Assets, Leased Real Property and Owned Property used in or necessary for the conduct of their business. All of the Assets, Leased Real Property and Owned Property used in, or held for use by the business of the Company and its Subsidiaries.

4.11 Intellectual Property.

(a) Schedule 4.11(a) sets forth a correct and complete list of all Registered Intellectual Property. To the Knowledge of the Company, except as otherwise set forth on Schedule 4.11, (i) the Company or its Subsidiaries are the sole and exclusive owner of all right, title and interest in and to the Registered Intellectual Property and all material unregistered Intellectual Property asserted to be owned by or on behalf of the Company and its Subsidiaries (collectively, “Company Owned Intellectual Property”) and (ii) the Company Owned Intellectual Property represents in all material respects, together with the Company Intellectual Property, all Intellectual Property necessary and sufficient to conduct the business of the Company and its Subsidiaries as presently conducted. Seller is not using any Company Owned Intellectual Property and does not have any right, title or interest in any Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as presently conducted. The consummation of the transactions contemplated by this Agreement or any Transaction Document will not result in the loss or impairment of any right of the Company or its Subsidiaries to own, license or use any Intellectual Property or obligate the Company or its Subsidiaries to pay any royalties or other amounts to any Person in excess of the amounts that would have been payable absent the consummation of the transactions contemplated hereby or thereby. To the extent any rights to Intellectual Property used in the conduct the business of the Company and its Subsidiaries arise from agreements, including licenses and joint development agreements, all such agreements are in force or to the extent any particular agreement is no longer in force, the subject Intellectual Property has expired, or the rights thereto are not necessary for the Ordinary Course of Business or have survived the termination or expiration of such agreements.

(b) The Company and its Subsidiaries have taken reasonable best efforts to maintain and protect the Company Owned Intellectual Property, and have a program to identify and protect, by Intellectual Property Laws, inventions developed by them and related to their products and manufacturing processes. All Registered Intellectual Property is currently in compliance with material legal requirements concerning registration and recordation (including the payment of all filing, examination and annuity and maintenance fees and proof of working or use with respect to patents and the timely post-registration filing of affidavits of use and incontestability and renewal applications with respect to trademarks) and to the Knowledge of the Company, is valid and enforceable. Except as set forth on Schedule 4.11(b), to the Knowledge of the Company, all Registered Intellectual Property is valid, enforceable and subsisting. To the Knowledge of the Company, no Registered Intellectual Property is the subject of any pending or threatened Legal Proceeding challenging the ownership, inventorship, scope of patent claims, use, validity or enforceability of such Registered Intellectual Property.

(c) The Company and its Subsidiaries have taken reasonable best efforts to protect the respective rights in material confidential information and trade secrets used in connection with the conduct of the business of the Company and its Subsidiaries. To the Knowledge of the Company, except under valid and binding confidentiality obligations, there has been no material disclosure to any third Person of any confidential information used in connection with the conduct of the business of the Company and its Subsidiaries that would, individually or in the aggregate, materially adversely affect the Company and its Subsidiaries, taken as a whole.

(d) The conduct of the business of the Company and its Subsidiaries as presently conducted, or as will be conducted according to current plans that (i) are in writing; (ii) have been approved by the Company; and (iii) have been disclosed to Buyer, does not infringe or otherwise violate any Person’s Intellectual Property so as to have a Material Adverse Effect. To the Knowledge of the Company, there are no claims pending or threatened against the Company or any Subsidiary that the conduct of the business of the Company or its Subsidiaries as presently conducted infringes or otherwise violates any Person’s Intellectual Property. There are no claims pending or, to the Knowledge of the Company, threatened against any Person by the Company that such Person is infringing or otherwise violating in any respect any Company Owned Intellectual Property, and to the Knowledge of the Company, except as set forth on Schedule 4.11(a) there is no such infringement or violation, except as would not be material and adverse to the Company and its Subsidiaries taken as a whole. To the Knowledge of the Company and except as set forth on Schedule 4.11(a), as of the date hereof, neither the Company nor any of its Subsidiaries has received within the two (2) years prior to the date hereof (i) written notice of any threatened claim that any material Company Owned Intellectual Property or the conduct of the business of the Company and its Subsidiaries infringes or otherwise violates any Person’s Intellectual Property; (ii) any written offer to license any Person’s Intellectual Property except in the course of negotiation of contracts in the Ordinary Course of Business; or (iii) written notice from any customer requesting indemnification with respect to an allegation of infringement or other violation of any Person’s Intellectual Property. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received written communications from customers since January 1, 2014 seeking representations or warranties as to the non-infringement of any Person’s Intellectual Property.

4.12 Company Contracts.

(a) Schedule 4.12(a) sets forth a correct and complete list of all of the following Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound (the “Company Contracts”):

(i) all Contracts involving aggregate annual consideration in excess of $1,000,000 and requiring performance by any party more than one year from the date hereof;

(ii) all Contracts with distributors or other similar agents involving, or reasonably expected to involve, aggregate annual consideration in excess of $250,000;

(iii) all agreements or instruments related to the incurrence of any Indebtedness of the Company and its Subsidiaries (including guarantees) in an amount in excess of $1,000,000 individually;

(iv) all Leases involving an annual commitment or payment of more than $1,000,000 individually by the Company or any of its Subsidiaries;

(v) all Contracts with any Significant Customer or Significant Supplier;

(vi) all Contracts governing Specified Affiliate Arrangements;

(vii) all Contracts for the acquisition of capital equipment or fixed assets requiring the payment by the Company or any of its Subsidiaries of an amount in excess of $1,000,000 individually;

(viii) all Contracts granting to any Person (other than the Company or any of its Subsidiaries) an option or a first refusal, first-offer or similar preferential right to purchase or acquire any ownership interests or material assets of the Company or its Subsidiaries;

(ix) all Contracts entered into since November 19, 2010 involving the sale or purchase of material assets or properties (including capital stock) of any Person other than in the Ordinary Course of Business, or a merger, consolidation, business combination or similar extraordinary transaction to the extent the Company or any of its Subsidiaries still has any remaining right, obligation or liability thereunder;

(x) all Contracts entered since November 19, 2010 requiring the disposition of any assets (including capital stock) material to the ongoing operation of the business of the Company or any of its Subsidiaries to the extent the Company or any of its Subsidiaries still has any remaining right, obligation or liability thereunder;

(xi) all royalty Contracts, Intellectual Property Licenses or any other Contracts relating to any Intellectual Property or Technology (excluding licenses pertaining to “off-the-shelf” commercially available Software used pursuant to shrink-wrap or click-through license agreements on reasonable terms for an annual license fee of no more than $1,000,000);

(xii) all joint venture, limited partnership, or similar agreements, in each case, that are material to the Company;

(xiii) all Contracts providing for change in control, retention, or severance payments (excluding any such payments required by Law) to any employees, directors, officers or individual independent contractors of the Company or any of its Subsidiaries; and

(xiv) all collective bargaining agreements, labor agreements, union Contracts or other Contracts with any labor union, works council, or association representing any current or former employees of the Company or any of its Subsidiaries.

(b) Correct and complete copies of all Company Contracts, including all amendments, modifications and supplements thereof, have been made available to Buyer. Each Company

Contract is valid, binding and enforceable in accordance with its terms with respect to the Company or any of its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party to such Company Contract, in each case, except as such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity (regardless of whether enforceability is considered in a Legal Proceeding at law or in equity). There is no existing default or breach and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a default or breach, by the Company or any of its Subsidiaries, as applicable, under any Company Contract that, individually or in the aggregate, would materially adversely affect the Company and its Subsidiaries, taken as a whole.

4.13 Employee Benefits Plans.

(a) Schedule 4.13(a) contains a complete and correct list of all material Company Benefit Plans. The Company has made available to Buyer true, complete and correct copies of the following documents, to the extent applicable: (i) all Company Benefit Plans, including any plan documents and related trust documents, and all amendments thereto; (ii) the most recent summary plan descriptions; (iii) the most recent Forms 5500 and all schedules thereto; (iv) the most recent actuarial reports; (v) the most recent IRS determination letter or opinion letter with respect to any Company Benefit Plans intended to be qualified under Section 401(a) of the Code; (vi) all administrative service agreements and group insurance contracts relating to each Company Benefit Plan; and (vii) all filings in the three (3) years prior to the date hereof under the IRS Employee Plans Compliance Resolution System program or the Department of Labor’s Delinquent Filer Voluntary Compliance Program (if any).

(b) All contributions, reimbursements and premium payments required to be made under the terms of any Company Benefit Plans and under ERISA, the Code, and other applicable Laws, to any funds or trusts established thereunder or in connection therewith have been made in all material respects by the due date thereof (including any valid extension), and all contributions for any period ending on or before the Closing Date that are not yet due will have been paid or accrued in all material respects on the balance sheet on or prior to the Closing Date.

(c) Except as set forth in Schedule 4.13(c), neither the Company nor any ERISA Affiliates have any binding obligation arising from any communication to any employee, officer, director or contractor of the Company or any of its Subsidiaries (whether current, former or retired) or to any other Person to materially modify any Company Benefit Plan or to establish or implement any other material benefit plan, program, or arrangement.

(d) Each Company Benefit Plan has been established, documented, administered and operated in compliance in all material respects with all applicable Laws, including the Code (including Section 409A of the Code), ERISA and the Patient Protection and Affordable Care Act (including the requirements for grandfathered status under the Patient Protection and Affordable Care Act, as applicable), and its governing documents. All reports and disclosures relating to the Company Benefit Plans required to be filed with or furnished to the Department of Labor, the IRS, the Pension Benefit Guaranty Corporation or other Governmental Body, Company Benefit Plan participants or beneficiaries have been filed or furnished and comply in all material respects with all applicable Laws in a timely manner.

(e) Except as set forth in Schedule 4.13(e), there are no Legal Proceedings or other actions, investigations, inquiries, audits, lawsuits, proceedings, claims or suits pending, in process or, to the Knowledge of the Company, threatened by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Body or by any current or former participant or beneficiary (other than routine claims for benefits) against any Company Benefit Plan, any trustees or fiduciaries thereof, any ERISA Affiliate, any employee, officer, director, stockholder or independent contractor of the Company or any of its Subsidiaries (whether current, former or retired), or any of the assets of any trust of any of the Company Benefit Plans related to any Company Benefit Plan.

(f) Except as set forth in Schedule 4.13(f), each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualified status or a favorable prototype opinion letter from the IRS which in either case is currently in effect, and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to the Knowledge of the Company, no event or condition exists, whether by action or by failure to act, that would reasonably be expected to adversely affect any such qualified or exempt status.

(g) Except as set forth in Schedule 4.13(g), no Company Benefit Plan provides any retiree or post-employment medical or life insurance, benefits or coverage to any Person, except as required under COBRA (or similar state Law) and at the sole expense of such Person. Except as set forth in Schedule 4.13(g), neither the Company nor any ERISA Affiliates contribute to or have any obligation to contribute to, or had any such obligation during the past six-year period preceding the Closing Date, and no Company Benefit Plan is (i) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) a plan described in Section 413 of the Code, or (iv) a plan funded through a trust that is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code.

(h) Except as set forth in Schedule 4.13(h), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will alone, or in combination with any other event, (i) result in any payment becoming due to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any contributions or payments to fund any obligations under any Company Benefit Plan or (v) give rise to any payments or benefits that would be subject to tax under Section 4999 of the Code or nondeductible to the payor under Section 280G of the Code.

(i) Neither any Company nor any ERISA Affiliate has any liability, including any direct or indirect contingent liability, in connection with any Company Benefit Plan that has been terminated prior to the date of Closing that could subject Buyer to any material liability.

(j) To the Knowledge of the Company, no person who was engaged by the Company or any of its Subsidiaries as an independent contractor or in any other non-employee capacity for any period of time should be characterized as or will be deemed to be an employee of such Company or Subsidiary under applicable Law, including for purposes of federal, state, and local income taxation, workers’ compensation, unemployment insurance and Company Benefit Plan eligibility, with respect to such period. Neither the Company nor any of its Subsidiaries is subject to material liability related to a joint employment arrangement.

(k) There are no non-competition obligations or any other restrictions pursuant to any employment or other agreement between Seller, the Company and any of their Subsidiaries and any Continuing Employee that prevent or restrict such Continuing Employee (as defined in Section 6.9(a)) from performing his or her obligations or responsibilities to or for the Company.

(l) With respect to each Company Benefit Plan maintained in a jurisdiction other than the United States (collectively, the “Foreign Plans”): (i) all material employer and employee contributions required by Law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; (ii) except as set forth on Schedule 4.13(l), the fair market value of the assets of each funded Foreign Plan and the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current or former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan, and the Transaction shall not cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(m) Except for the UK Plan, neither the Company nor any of the Company Subsidiaries is or has been at any time in the six (6) years prior to the date hereof an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is within the scope of the Pensions Regulator’s powers under sections 38 to 51 of the Pensions Act 2004 or “connected” with or an “associate” of (as those terms are used in sections 39 or 43 of the Pensions Act 2004) such an employer.

(n) No contribution notice (pursuant to section 38 or section 47 of the Pensions Act 2004) or financial support direction (pursuant to section 43 of the Pensions Act 2004) has been issued to the Company or any Company Subsidiaries and Seller is not aware of any circumstances that are reasonably likely to give rise to any such contribution notice or financial support direction being issued to the Company or any of the Company’s Subsidiaries.

(o) Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of the Company and its Subsidiaries contained in this Section 4.13 are the sole and exclusive representations and warranties of the Company and its Subsidiaries relating to the Company Benefit Plans.

4.14 Labor.

(a) Except as set forth in Schedule 4.14(a)(i), neither the Company nor any Subsidiary of the Company is a party to or bound by any material labor agreement, trade union recognition agreements, union Contract, collective bargaining agreement or agreement with local works council or trade union delegates, including, any omnibus agreements covering substantially all employees in a particular jurisdiction pursuant to the Law or customary practice of that jurisdiction respecting the employees of the Company or its Subsidiaries (collectively, “CBAs”). The Company has delivered or otherwise made available to Buyer true, correct and complete copies of all CBAs, together with all amendments, modifications, or supplements thereto, as of the date of this Agreement. Except as set forth on Schedule 4.14(a)(ii), all CBAs are valid and comply with applicable Law of the respective jurisdiction in all material respects.

(b) Except as set forth in Schedule 4.14(b), or would not adversely affect the Company or its Subsidiaries in any material respect, no labor organization or group of employees has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending, or to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or other labor relations tribunal, in each case as of the date of this Agreement. To the Knowledge of the Company, as of the date of this Agreement, there is no organizing activity involving the Company or any of its Subsidiaries pending or threatened by any labor organization or group of employees of the Company or its Subsidiaries.

(c) Except as set forth in Schedule 4.14(c) or would not adversely affect the Company or its Subsidiaries in any material respect, as of the date hereof, there are no (i) pending or, to the Knowledge of the Company, threatened strikes, walkouts or other work stoppages, slowdowns, or lockouts by any labor organizations or group of employees; (ii) material grievances or other labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or its Subsidiaries; or (iii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any labor organization employee or group of employees, in each case of the Company or any of its Subsidiaries.

(d) Except as set forth in Schedule 4.14(d) or would not adversely affect the Company or its Subsidiaries in any material respect, individually or in the aggregate, as of the date of this Agreement, there are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the Knowledge the Company, threatened to be brought or filed with any Governmental Body based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or the failure to employ, any individual by the Company or any of its Subsidiaries.

(e) Except as would not adversely affect the Company or its Subsidiaries in any material respect, the Company and each of its Subsidiaries is in compliance with all Labor Laws (including social security), except as set forth in Schedule 4.14(e). There has been no “mass layoff” or “plant closing” (as defined by the WARN Act) with respect to the Company or any of its Subsidiaries within the six months prior to Closing.

(f) Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of the Company and its Subsidiaries contained in this Section 4.14 are the sole and exclusive representations and warranties of the Company and its Subsidiaries relating to labor matters.

4.15 Litigation. Except as set forth on Schedule 4.15, (i) there are no Legal Proceedings involving an amount in excess of $500,000 pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or (ii) neither the Company nor any of its Subsidiaries has settled any Legal Proceedings for an amount in excess of $500,000 since January 1, 2013. Notwithstanding the foregoing, no representation or warranty is made in this Section 4.15 with respect to (i) Legal Proceedings relating to the Transaction, (ii) environmental matters (which are covered exclusively in Section 4.17), (iii) Taxes (which are covered exclusively in Section 4.8), (iv) employee benefit plan and labor matters (which are covered exclusively in Sections 4.13 and 4.14, respectively), (v) compliance with anti-corruption Laws (which are covered exclusively in Section 4.23), or (vi) export control, sanctions and customs Laws (which are covered exclusively in Section 4.24).

4.16 Compliance with Laws; Permits.

(a) Each of the Company and its Subsidiaries is in compliance, in all material respects, with all applicable Laws relating to the operation of its business and the maintenance and operation of its properties and assets, and has made all material regulatory filings required by applicable Law. Except as set forth in Schedule 4.16(a), neither the Company nor any of its Subsidiaries is in violation, default or breach, or during the three (3) year period ending on the date hereof has been in violation, default or breach, of any material Law or Order applicable to the Company, except for such violation, default or breach which would not material to the Company. Except as set forth in Schedule 4.16(a), during the three (3) year period ending on the date hereof, neither the Company nor any of its

Subsidiaries (i) has received any written notification or communication from any Governmental Body asserting that the Company or any of its Subsidiaries is not in compliance in any material respect with any applicable Law or Order material to the Company or (ii) entered into or been subject to any Order material to the Company. Notwithstanding the foregoing, no representation or warranty is made in this Section 4.16 with respect to (i) environmental matters (which are covered exclusively in Section 4.17), (ii) Taxes (which are covered exclusively in Section 4.8), (iii) employee benefit plan and labor matters (which are covered exclusively in Sections 4.13 and 4.14, respectively), (iv) compliance with anti-corruption Laws (which are covered exclusively in Section 4.23), or (v) export control, sanctions and customs Laws (which are covered exclusively in Section 4.24).

(b) Schedule 4.16(b) contains a list of all material permits and licenses of governmental authorities (collectively, the “Licenses”) owned or possessed by the Company or its Subsidiaries and no other permits and licenses of governmental authorities are required in the conduct of their respective businesses or used by the Company and its Subsidiaries in the conduct of their businesses, in each case as of the date hereof. Except as set forth in Schedule 4.16(b), each such License is in full force and effect, and the Company or its Subsidiaries, as the case may be, is in compliance in all material respects with all of its obligations with respect to such Licenses, and, to the Knowledge of the Company, no event has occurred that allows, or upon the giving of notice or the passage of time or both would allow, the revocation or termination of any such License.

4.17 Environmental Matters. Except as set forth on Schedule 4.17 or except as disclosed in the Ramboll ENVIRON Report entitled Environmental Review Arizona Chemical, dated, July 13, 2015 (the “ENVIRON Report”):

(a) Each of the Company and its Subsidiaries is and, during the five year period ending on the date hereof, has been in compliance with all applicable Environmental Laws, which compliance includes obtaining and maintaining, including the timely filing of renewals, all applicable Environmental Licenses, except for noncompliance that individually or in the aggregate, would not be reasonably likely to result in the Company or its Subsidiaries incurring material Liabilities under Environmental Laws, and to the Knowledge of the Company, no conditions currently exist at the Owned Property or Leased Real Property that could adversely affect such continued material compliance with Environmental Laws and Environmental Licenses or require currently unbudgeted and material capital expenditures not set forth in Schedule 4.17(a) to achieve or maintain such continued compliance with current Environmental Laws and Environmental Licenses.

(b) Neither the Company nor any of its Subsidiaries has received any notice from any Governmental Body or other Person that alleges that any of them is in violation of, or potentially liable under, any Environmental Laws or is a party to any agreement imposing environmental obligations on the Company or its Subsidiaries during the twelve (12) month period ending on the date hereof or, to the extent the allegations remain outstanding, earlier periods, and neither the Company nor its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceedings or Orders arising under Environmental Laws, except for such notices, agreements, Legal Proceedings or Orders that, individually or in the aggregate, would not be reasonably likely to result in the Company or its Subsidiaries incurring material Liabilities under Environmental Laws.

(c) There has been no Release by the Company or any of its Subsidiaries on or from the Owned Property or Leased Real Property, or to the Knowledge of the Company, any real property formerly owned or leased by the Company, in concentrations greater than those allowed under Environmental Laws or Environmental Licenses and which would reasonably be expected to result in the Company or its Subsidiaries incurring material Liabilities under Environmental Laws.

(d) To the Knowledge of the Company, no current environmental condition or environmental compliance issue exists or is reasonably anticipated at any of the Owned Property or Leased Real Property that could reasonably be expected to materially interfere with the conduct of their respective businesses thereon in the manner now conducted or that is reasonably likely to materially interfere with continued compliance with any applicable Environmental Law or to result in a material expenditure not set forth in Schedule 4.17(a) to achieve or maintain compliance and, to the Knowledge of the Company, neither the Company nor any of its subsidiaries has any known material liability under Environmental Laws in respect of real property formerly owned or leased by the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries has (i) entered into any consent decree, settlement agreement or Order or is subject to any Order of any Governmental Body or tribunal under any Environmental Law with respect to a material liability; or (ii) is subject to any judicial or administrative actions or claims arising under or relating to Environmental Laws that could reasonably be expected to result, individually or in the aggregate, in a material liability; provided, that the foregoing does not apply to any matters that have been fully resolved with no further liability or obligation on behalf of the Company or its Subsidiaries.

(f) Except as set forth on Schedule 4.17(f), (i) there are no Legal Proceedings relating to environmental matters, including matters arising under or relating to Environmental Laws, involving an amount in excess of $500,000 pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before any Governmental Body, or (ii) neither the Company nor any of its Subsidiaries has settled any Legal Proceedings relating to environmental matters, including matters arising under or relating to Environmental Laws, for an amount in excess of $500,000 since January 1, 2013.

(g) Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties contained in this Section 4.17 and Sections 4.6, 4.7, 4.9(f), 4.10, 4.20 and 4.22 are the sole and exclusive representations and warranties of the Company and its Subsidiaries relating to environmental matters including matters arising under or relating to Environmental Laws.

4.18 Financial Advisors. Except as set forth on Schedule 4.18, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company in connection with the Transaction and no Person is entitled to any fee or commission or like payment in respect thereof.

4.19 Affiliate Transactions. Except (i) as set forth in Schedule 4.19, (ii) for arrangements or other relationships between the Company and its Subsidiaries, or (iii) for employment relationships and compensation, benefits, and travel advances in the Ordinary Course of Business, no officer, director, or Affiliate of the Company, Seller or any of their respective Subsidiaries or, to the Knowledge of the Company, any member of any such individual’s immediate family (a) has any direct or indirect interest, on an individual or joint basis, in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to the business of the Company or its Subsidiaries, (b) is a party to any Contract that binds or pertains to the business of the Company or its Subsidiaries, (c) serves as an officer, director, company supervisor or employee of any Significant Customer or Significant Supplier, (d) owes to the Company or any of its Subsidiaries an amount in excess of $100,000, nor does the Company or any of its Subsidiaries owe any amount to, or has committed to make any loan or extend or guarantee credit to or for the benefit of, any officer, director, or Affiliate of the Company, Seller or any of their respective Subsidiaries or, to the Knowledge of the Company, any member of any such individual’s immediate family, or (e) is involved in any material business arrangement or other relationship with the Company or any of its Subsidiaries (all such items, collectively, “Specified Affiliate Arrangements”).

4.20 Insurance Policies. Schedule 4.20 sets forth a correct and complete list of all material insurance policies maintained by the Company or any of its Subsidiaries (the “Policies”). The Company and its Subsidiaries maintain, and have maintained, without interruption, for the two (2) years prior to the date hereof, self-insurance or policies or binders of insurance covering risks and events, including personal injury, property damage and general liability, for the properties and the operations of the business of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, of any of the Policies. No written notice of cancellation or termination has been received by the Company with respect to any of the Policies, and there are no material claims pending under any of the Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

4.21 Customers and Suppliers. Schedule 4.21 sets forth the 10 largest customers (as measured by the dollar amount of purchases thereby) (the “Significant Customers”), the 10 largest suppliers (as measured by the dollar amount of purchases therefrom) and all suppliers supplying Crude Tall Oil (“CTO”), Black Liquor Soap (“BLS”) or Crude Sulfate Turpentine (“CST”) (the “Significant Suppliers”) of the business of the Company and its Subsidiaries for the 12-month period ending on June 30, 2015. As of the date hereof, no Significant Customer or Significant Supplier has canceled, or, to the Knowledge of the Company, threatened in writing to cancel, or otherwise terminated its relationship with the Company or its Subsidiaries.

(a) To the Knowledge of the Company, (i) as of the date hereof, none of the Significant Suppliers is unable to supply goods or services supplied by them to the Company or its Subsidiaries in order to meet the specifications provided with respect thereto and (ii) except as set forth on Schedule 4.21(a), none of the Significant Suppliers has indicated in writing, in the one (1) year period prior to the date hereof, that it intends to cease or materially diminish or materially raise prices for its supply of goods or services to the Company or its Subsidiaries.

(b) To the Knowledge of the Company, none of the Significant Customers has indicated in writing, in the one (1) year period prior to the date hereof, that it intends to cease or materially diminish its purchase of goods or services from the Company or its Subsidiaries at any time in the foreseeable future.

4.22 Absence of Certain Developments. Except as contemplated by this Agreement or as set forth on Schedule 4.22, since the Balance Sheet Date (i) there has not been any Material Adverse Effect and (ii) no action has been taken by the Company or any of its Subsidiaries that would be prohibited by Section 6.2(b) had such section applied to the Company and its Subsidiaries during such period.

4.23 Anti-Corruption Laws.

(a) Neither the Company nor any of its Subsidiaries has and, to the Knowledge of the Company, no officer, director, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, made or offered any payment or transfer of anything of value to any government official or officer, director, or employee of any government department or instrumentality; any officer, director, employee, or agent of a customer; any candidate for political office, political party or campaign; or any official or employee of any public international organization to obtain or retain business or to secure an improper or undue advantage in violation of any provision of any anti-corruption or anti-money laundering Law, rule, or regulation in any jurisdiction, including, but not limited to, the Foreign Corrupt Practices Act of 1977, as amended, the Travel Act, the USA PATRIOT Act, as amended, the U.S. Trading with the Enemy Act, as amended, and the German Act on Combating International Bribery.

(b) Except as set forth on Schedule 4.23(b), (i) there are no Legal Proceedings relating to anti-corruption or anti-money laundering Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has settled any Legal Proceedings relating to any anti-corruption or anti-money laundering Law since January 1, 2013.

(c) Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of the Company and its Subsidiaries contained in this Section 4.23 are the sole and exclusive representations and warranties of the Company and its Subsidiaries relating to compliance with anti-corruption Laws.

4.24 Export Control; Sanctions and Customs Laws.

(a) The Company and its Subsidiaries are, and for the five (5) year period prior to the date hereof have been, in compliance with all European Union and U.S. export control Laws and custom Laws, including those administered by the Department of Commerce and the Department of State, and with all European Union, United Nations, and U.S. economic sanctions, including those administered by the Department of Treasury and the Department of Commerce. The Company and its Subsidiaries have obtained all necessary European Union and U.S. government approvals or licenses required to fulfill any pending commitments or obligations of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any officer, director, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, is subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or a person on the list of “Specially Designated Nationals and Blocked Persons.”

(b) Except as set forth on Schedule 4.24(b), (i) there are no Legal Proceedings relating to export control, sanctions or customs Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has settled any Legal Proceedings relating to export control, sanctions or customs Laws since January 1, 2013.

(c) Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of the Company and its Subsidiaries contained in this Section 4.24 are the sole and exclusive representations and warranties of the Company and its Subsidiaries relating to compliance with export control, sanctions and customs Laws.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES RELATING TO BUYER

Buyer hereby represents and warrants to Seller and the Company as of the date hereof that:

5.1 Organization and Good Standing. Buyer is a limited liability company, duly organized, validly existing and in good standing under the laws of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and carry on its business as now conducted.

5.2 Authorization of Agreement. Buyer has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Buyer in connection with the consummation of the Transaction (collectively, the “Buyer Documents”), and to consummate the Transaction. The execution, delivery and performance by Buyer of this Agreement and each Buyer Document and the consummation of the Transaction, have been duly and validly authorized by all necessary action on behalf of Buyer. This Agreement has been, and each Buyer Document will be at or prior to the Closing, duly and validly executed and delivered by Buyer and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Buyer Document when so executed and delivered will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its and their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by Buyer of this Agreement or the Buyer Documents, the consummation of the Transaction, or compliance by Buyer with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration, suspension, modification or any obligation to repay or make payment under, any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of Buyer; (ii) any Contract, License or Lien to which Buyer is a party or by which any of the properties or assets of Buyer are bound; (iii) any Order applicable to Buyer or by which any of the properties or assets of Buyer are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, terminations, cancellations, accelerations, suspensions, modifications or other obligations that would not, individually or in the aggregate, prevent, materially delay or impair (x) the ability of Buyer to execute and deliver this Agreement or consummate the Transaction or (y) the performance by Buyer of its obligations under this Agreement and the Buyer Documents.

(b) No consent, waiver, approval, Order, License or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Buyer in connection with the execution and delivery of this Agreement or the Buyer Documents, the compliance by Buyer with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby or the taking by Buyer of any other action contemplated hereby or thereby, except for compliance with the applicable requirements of the HSR Act and other applicable Competition Law, as set forth in Schedule X.

(c) None of the execution and delivery by Buyer of this Agreement or the Buyer Documents, the consummation of the Transaction, or compliance by Buyer with any of the provisions hereof or thereof requires, or will require, the vote or approval of the holders of any class or series of capital stock of Buyer or any direct or indirect equityholder of Buyer.

5.4 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Buyer, threatened against Buyer that are reasonably likely to prohibit or restrain the ability of Buyer to enter into this Agreement or any Buyer Documents or consummate the Transaction. Notwithstanding the foregoing, no representation or warranty is made in this Section 5.4 with respect to Legal Proceedings relating to the Transaction.

5.5 Investment Intention. Buyer is purchasing the securities of the Company for its own account with the present intention of holding such securities for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal, state or foreign securities Laws. Buyer is an “accredited investor” as defined in Regulation D promulgated under the Securities Act. Buyer acknowledges and agrees that it is fully informed as to the risks of the Transaction and the ownership of the securities of the Company. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Company pursuant to this Agreement and protecting its own interests in connection with the Transaction. Buyer acknowledges that the securities of the Company have not been registered under the Securities Act or any state or foreign securities Laws and that the securities of the Company may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and is registered under any applicable state or foreign securities Laws or pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws.

5.6 Financial Advisors. Except as set forth on Schedule 5.6, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

5.7 Financial Capability. The financing for the purpose of paying the Purchase Price, including all amounts set forth in Section 1.2 and Buyer’s fees and expenses relating to the Transaction will consist of debt and/or equity financing provided to Buyer, which may consist of proceeds from a loan or the sale of debt and/or equity securities (collectively, the “Financing”). Buyer has delivered to Seller true and complete copies of that certain fully executed debt commitment letter (including all exhibits, annexes, schedules, term sheets and an executed fee letter (which may be redacted to omit fee amounts, pricing caps and market “flex” provisions contained therein to the extent required by the terms of such debt commitment letters (none of which would reasonably be expected to adversely affect or delay the availability of the Financing)), each dated as of the date hereof, from Credit Suisse Securities (USA) LLC, Credit Suisse AG, Nomura Securities International, Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch and Deutsche Bank Securities Inc., pursuant to which such financial institutions have agreed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the purposes of funding the Estimated Purchase Price at Closing (collectively, the “Commitment Letter”). As of the date hereof, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Buyer and, to the Knowledge of Buyer, the other parties thereto, enforceable against Buyer and, to the Knowledge of Buyer, the other parties thereto, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and to general principles of equity. As of the date hereof, the financing commitments thereunder have not been withdrawn, rescinded or terminated, and the Commitment Letter has not been amended, supplemented or otherwise modified in any respect and no such amendment or modification is contemplated, except for the Permitted Debt Commitment Amendments. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term of the Commitment Letter (assuming for such purpose, the accuracy of the representations and warranties of Seller and the Company). As of the date hereof, assuming the accuracy of the representations and warranties of Seller and the Company under this Agreement and the performance by the Seller and the Company of their obligations hereunder, Buyer has no reason to believe that it or any of the other parties to the Commitment Letter will be unable to satisfy on a timely basis any term or condition of the Commitment Letter required to be satisfied by it, and that any portion of the Financing to be made thereunder will otherwise not be available to Buyer as of the Closing. Buyer has fully paid any fees or other amounts to the Financing Sources in connection with the

Financing required to be paid prior to the execution of this Agreement. The obligations of the other parties to the Commitment Letter to fund the full amount of the Financing to Buyer pursuant to the terms of the Commitment Letter are not subject to any conditions precedent, “flex” provisions or other conditions related to the funding of the full amount of the Financing other than as set forth in the Commitment Letter, and Buyer has not agreed to any other contingencies or rights that would permit the parties thereto to reduce the total amount of the Financing contemplated by the Commitment Letter, other than as set forth in the Commitment Letter. As of the date hereof, there are no contracts, agreements, “side letters”, arrangements or understandings (other than for customary fee credit letters, structuring fee letters and engagement letters) related to the Financing under the Commitment Letter other than as expressly set forth in the Commitment Letter. Assuming the Financing is funded in accordance with the Commitment Letter, the aggregate proceeds contemplated by the Commitment Letter (after netting out fees, expenses, original issue discount, and similar premiums and charges and after giving effect to the maximum amount of “flex” and original issue discount provided under the Commitment Letter or “flex” arrangements entered into in connection therewith), together with available and unrestricted cash of Buyer, will be sufficient for Buyer to pay the Estimated Purchase Price (and any adjustments thereto in accordance with this Agreement) and all fees, costs, expenses and other amounts payable by Buyer on the terms or in connection with the transactions contemplated hereby.

5.8 Solvency. Immediately after giving effect to the consummation of the Transaction: (i) the fair saleable value (determined on a going concern basis) of the assets of Buyer and the Company and its Subsidiaries shall be greater than the total amount of their Liabilities (including all contingent Liabilities); (ii) Buyer and the Company and its Subsidiaries shall be able to pay their debts as they become due; and (iii) Buyer and the Company and its Subsidiaries shall have adequate capital to carry on their businesses. No transfer of property is being made by Buyer and no obligation is being incurred by Buyer in connection with the Transaction with the intent to hinder, delay or defraud either present or future creditors of Buyer.

5.9 Access and Investigation. Buyer and each of its representatives (a) has had access to and the opportunity to review all of the documents in the “data room” maintained by Intralinks, Inc. on behalf of the Company and Seller, and (b) has been afforded access to the books and records, facilities and officers, directors, managers, employees and other representatives of the Company and its Subsidiaries for purposes of conducting a due diligence investigation with respect thereto. Buyer has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries and any of their respective businesses, and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer and each of its Non-Party Affiliates has relied solely on the results of such independent investigation and verification and on the representations and warranties of Seller expressly and specifically set forth in Article 3 (as qualified by the Disclosure Schedules) and the representations and warranties of the Company and Seller expressly and specifically set forth in Article 4 (as qualified by the Disclosure Schedules), and the other representations and warranties expressly and specifically made by the Company or Seller in the Company Documents or the Seller Documents, respectively, or any other certificate or document delivered in connection with the Transaction.

ARTICLE 6

COVENANTS

6.1 Access to Information. Prior to the earlier of the termination of this Agreement in accordance with its terms and the Closing Date, subject to the terms of the Confidentiality Agreement, Buyer shall be entitled to make such investigation of the properties, businesses and operations of the

Company and its Subsidiaries and such examination of the books and records of the Company and its Subsidiaries as it reasonably requests. Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances, shall be subject to restrictions under applicable Law and shall not unreasonably interfere with the operations of the Company. Seller and the Company shall reasonably cooperate with and reasonably assist Buyer in identifying, and will provide access to, potential key employees identified by Buyer and reasonably approved by Seller critical for the business and to whom additional compensation and/or benefits might be offered by Buyer. The Company shall use reasonable best efforts to cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Company and its Subsidiaries to reasonably cooperate with Buyer and Buyer’s representatives in connection with such investigation, examination and identification, and Buyer and its representatives shall cooperate with the Company, its Subsidiaries and their respective representatives and shall use their reasonable efforts to minimize any disruption to the business. Seller and the Company shall use reasonable best efforts to provide Buyer and Buyer’s representatives with reasonable access, upon reasonable advance notice, to (i) actuaries, accountants and other advisors providing services for the Company Benefit Plans, including, pension and welfare plans, along with reasonable and customary supporting documentation and data for such Plans and (ii) the trustees to the UK Plan. In addition, no such investigation or examination shall be permitted to the extent that (x) it would require the Company or any of its Subsidiaries to disclose information subject to attorney-client privilege, (y) it would conflict with any confidentiality obligations by which the Company or any of its Subsidiaries is bound or (z) legal counsel for the Company reasonably concludes that it may give rise to Competition Law issues or violate a protective order or otherwise may not be disclosed pursuant to applicable Law. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of the Company, which consent solely with respect to clause (i) below shall not be unreasonably withheld, delayed or conditioned, Buyer (i) shall not contact any employees of, suppliers to, customers of or financing sources to, the Company or any of its Subsidiaries in connection with the Company or the Transaction and (ii) shall have no right to conduct any Phase II investigation or other sampling of environmental media relating to any real property owned by or leased to the Company and/or its Subsidiaries. Nothing contained in this Agreement shall be construed to give to Buyer, directly or indirectly, rights to control or direct the Company’s or its Subsidiaries’ operations prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

6.2 Conduct of the Business Pending the Closing.

(a) Prior to the Closing, except (w) as set forth on Schedule 6.2(a), (x) as required by applicable Law, (y) as otherwise specifically contemplated by this Agreement, any of the Seller Documents or the Company Documents, or (z) with the prior written consent of Buyer (provided, that Buyer shall respond (i.e., consent or withhold its consent) as soon as reasonably practicable but in no event later than five (5) Business Days of any receipt of any written request therefor delivered to Buyer in accordance with Section 8.9), the Company shall, and shall cause its Subsidiaries to:

(i) conduct the respective businesses of the Company and the Subsidiaries in the Ordinary Course of Business, including making capital expenditures in amounts and in a timely manner consistent with past practices;

(ii) use its commercially reasonable efforts to (A) preserve the present business operations, organization and goodwill of the Company and its Subsidiaries, and (B) preserve the present relationships with the customers and suppliers of the Company and its Subsidiaries; and

(iii) in the event that, to the Knowledge of the Company, the Company or its Subsidiaries is or becomes in violation of any anti-corruption or anti-money laundering Laws, or any European Union and U.S. export control Laws or custom Laws, in each case, applicable by the Company or its Subsidiaries, the Company shall promptly cause such violation to be remedied.

(b) Other than (v) as set forth on Schedule 6.2(b), (w) as required by applicable Law, (x) as otherwise specifically contemplated by this Agreement, any of the Seller Documents or the Company Documents, (y) in the Ordinary Course of Business, or (z) with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed, in the case of Section 6.2(b)(vi)) (provided, that Buyer shall respond (i.e., consent or withhold its consent) as soon as reasonably practicable but in no event later than five (5) Business Days of any receipt of any written request therefor delivered to Buyer in accordance with Section 8.9), the Company shall not, and shall not permit its Subsidiaries to:

(i) transfer, issue, sell, purchase, redeem, retire or grant any equity interests of the Company or any of its Subsidiaries or grant any options, warrants, calls or other rights to purchase or otherwise acquire equity interests of the Company or any of its Subsidiaries;

(ii) reclassify, combine, split, subdivide or amend the terms of any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

(iii) amend in any material respect the certificate of incorporation, bylaws or comparable organizational documents of the Company or any of its Subsidiaries or amend in any material respect or enter into (other than with respect to new hires permitted hereunder) any indemnification agreement or arrangement with any present or former director or officer of the Company or any of its Subsidiaries;

(iv) except as specifically required under applicable Law or the terms of any existing CBA or Company Benefit Plan in effect on the date of this Agreement, materially increase the amount of any bonus, salary or other compensation to any officer or director, grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any employee, independent contractor or director, or enter into any employment, deferred compensation, severance, consulting, non-competition, indemnification or similar agreement (or amend any such agreement) with any member of the Global Lead Team or any director-level employee; provided, however, that for the avoidance of doubt, the Company shall be able to make annual bonus payments and annual salary increases in the Ordinary Course of Business;

(v) (x) adopt or create any new Company Benefit Plan or increase the coverage, payments to or benefits under any existing Company Benefit Plan, except as specifically required under applicable Law or the terms of any existing CBA or Company Benefit Plan in effect on the date of this Agreement; or (y) terminate the employment of any salaried employee exercising management responsibilities for the Company or any of its Subsidiaries having annual salary in excess of $200,000 (except if for cause);

(vi) adopt, enter into or materially modify or amend any CBA;

(vii) enter into any commitment for capital expenditures of the Company or any of its Subsidiaries that will not be complete prior to the Closing in excess of the aggregate amount set forth in the budget of the Company and its Subsidiaries for such portion of the applicable fiscal year;

(viii) without duplication of subsection (vii), acquire any material properties (by lease, purchase or otherwise) or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of the Company and its Subsidiaries with a value in excess of $1,000,000 individually, or $5,000,000 in the aggregate; provided, however, that the Company may sell, transfer and convey the UK Land in an “as is, where is” transaction in which the Company has no future obligations or liabilities relating to the UK Land;

(ix) change its present accounting methods or principles in any material respect, except as required by GAAP;

(x) other than with respect to any items listed on Schedule 4.8, (v) make, revoke or change any Tax election, (w) settle or compromise any Tax claim or Liability, (x) change any method of accounting or annual accounting period for Tax purposes, (y) file or surrender any claim for a refund of an amount of Taxes or (z) waive or extend the statute of limitations in respect of any Tax (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business);

(xi) incur any Indebtedness in excess of $5,000,000; provided, that, for the avoidance of doubt, borrowings under the Credit Facilities shall not require the consent of Buyer;

(xii) create or permit the creation of any Lien, except Permitted Exceptions or such other Liens as may arise in the Ordinary Course of Business or by operation of applicable Law;

(xiii) permit the Company to settle or compromise any pending or threatened Legal Proceeding or claim or pay, discharge or satisfy or agree to pay, discharge or satisfy any Liability in connection with any pending or threatened Legal Proceeding that would be a Liability of the Company after the Closing, other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings and Liabilities (A) covered by existing insurance policies or indemnities, (B) involving no consideration other than (i) the payment of cash prior to Closing, or (ii) the payment of cash following Closing in an amount not to exceed $200,000;

(xiv) cancel any material debts owed to, or waive any material claims or rights of, the Company and its Subsidiaries;

(xv) permit the Company’s insurance policies listed on Schedule 4.20 or comparable insurance coverage applicable to the Company to lapse;

(xvi) permit the Company or any of its Subsidiaries to enter into or agree to enter into any merger or consolidation with any corporation or other entity, or acquire the securities of any other Person, except, in each case for transactions between the Company and/or any of its Subsidiaries; or

(xvii) terminate, or materially modify or amend, any Company Contract.

(c) Notwithstanding anything contained in this Agreement to the contrary, the Company and its Subsidiaries shall be permitted to maintain through the Closing Date the cash management systems of the Company and its Subsidiaries, maintain the cash management procedures as currently conducted by the Company and its Subsidiaries, and periodically settle intercompany balances consistent with past practices (including through dividends and capital contributions and all such intercompany balances shall be settled at the Closing in accordance with their terms). The Company and its Subsidiaries are allowed to dividend all Cash and Cash Equivalents of the Company and its Subsidiaries to Seller immediately prior to the Adjustment Time.

(d) Between the date hereof and the Closing Date, all Tax Returns shall be prepared and all Taxes shall be paid consistent with past practices and on a timely basis, to the extent such past practices comply with applicable Law.

6.3 Regulatory Approvals.

(a) Subject to the terms and conditions herein, each party hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws to consummate and make effective as promptly as practicable the Transaction. Subject to appropriate confidentiality protections, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b) Each of the parties shall cooperate with one another in good faith and use its reasonable best efforts to prepare all necessary documentation (including furnishing all information required under the HSR Act or other Competition Laws) to effect promptly all necessary filings and to obtain all consents, waivers and approvals necessary to consummate the transactions contemplated by this Agreement. Each party hereto shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Antitrust Entity relating to the Transaction or any of the matters described in this Section 6.3. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with any Governmental Body regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act or other Competition Laws.

(c) Without limiting the generality of the undertakings pursuant to this Section 6.3, the parties hereto shall provide or cause to be provided as promptly as practicable to any Governmental Antitrust Entity information and documents requested or required to be submitted by any Governmental Antitrust Entity, including filing any notification and report form and related material required under the HSR Act or any other applicable Competition Law as promptly as practicable, but in no event later than (i) ten (10) Business Days after the date hereof for filings required under the HSR Act (which shall include a request for early termination of the applicable waiting period under the HSR Act) and (ii) fifteen (15) Business Days for any other applicable Competition Law, and thereafter to respond promptly to any request for additional information or documentary material that may be made and use reasonable best efforts to obtain early termination of the waiting period under the HSR Act and to obtain required approval under any other applicable Competition Law, as set forth in Schedule X. Fees associated with filings required by the HSR Act and any other applicable Competition Law shall be borne by Buyer.

(d) Further, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Antitrust Entity with respect to the Transaction under any Competition Law. In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging the Transaction as in violation of any Competition Law, each of parties hereto shall cooperate and use its reasonable best efforts to contest and resist any such Legal Proceeding. Buyer and the Company shall make reasonable best efforts to take any and all actions necessary as may be required to cause the expiration of the notice periods under the HSR Act or other Competition Laws with respect to the Transaction as promptly as possible after the execution of this Agreement, provided, however, that, solely to the extent that it would constitute an Adverse Competition Effect, neither Buyer or Company shall be required to:

(i) (A) sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any Subsidiary, operations, divisions, businesses, product lines, customers or assets of Buyer, its Affiliates, the Company or any of its Subsidiaries contemporaneously with or after the Closing and regardless as to whether a third party Buyer has been identified or approved prior to the Closing (a “Divestiture”), (B) take or commit to take such other actions that may limit Buyer, its Affiliates, the Company or any of its Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its operations, divisions, businesses, products lines, customers or assets, or (C) to enter into any Order, consent decree or other agreement to effectuate any of the foregoing, or to

(ii) terminate any Contract or other business relationship as may be required to obtain any necessary clearance of any Governmental Antitrust Authority or to obtain termination of any applicable waiting period under any Competition Laws.

(e) Buyer shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation could reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Antitrust Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Antitrust Entity entering an Order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated hereby.

6.4 Further Assurances. Other than as provided in Section 6.3, each of the parties hereto shall use its reasonable best efforts to (i) take all actions necessary or appropriate to consummate the Transaction and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the Transaction.

6.5 Confidentiality.

(a) The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and the parties covenant and agree to keep confidential in accordance with the provisions of the Confidentiality Agreement information provided to each other pursuant to this Agreement. Effective upon, and only upon, the Closing Date, the Confidentiality Agreement shall terminate, and (in accordance with Section 2.4(b)) effective upon the termination of this Agreement pursuant to Section 2.1, the Confidentiality Agreement shall be automatically extended until the date that is two (2) years following the date of such termination.

(b) For a period of one (1) year from and after the Closing, Seller shall, and shall cause AS-AZC Holdings LLC and its affiliated investment funds to, hold in confidence any and all information, whether written or oral, relating to the Company, except to the extent that Seller can show that such information (a) is generally available to and known by the public through no fault of Seller, any of its affiliates or their respective advisors and representatives; or (b) is lawfully acquired by Seller, any of its affiliates or their respective advisors and representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; provided, however, that the foregoing shall not prevent (i) any investment fund affiliated with American

Securities LLC or Rhone Capital III L.P. from distributing investment return and other similar information to such investment fund’s underlying investors, or (ii) the use of any general information with respect to the business of the Company and its Subsidiaries or the industry in which they operate, so long as such information is not specific to the Company and its Subsidiaries. If Seller or any of its Affiliates or their respective advisors and representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed, provided that Seller shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. This Section 6.5(b) does not apply to Tax Returns and records relating to Taxes, which are subject to Section 6.10(a).

6.6 Director and Officer Indemnification and Insurance.

(a) Buyer agrees that after the Closing, it shall not permit the Company or any of its Subsidiaries to amend, repeal or modify any provision in their respective certificate of incorporation, by-laws or comparable organizational documents or any indemnification agreements or arrangements of the Company and its Subsidiaries in a manner that would adversely affect the rights and/or exculpation or indemnification of present or former directors and officers of the Company or any of its Subsidiaries as of the Closing Date, it being the intent of the parties that the directors and officers of the Company and its Subsidiaries prior to the Closing shall continue thereafter to be entitled to such rights of exculpation and indemnification to the fullest extent permitted under applicable Laws until at least the sixth (6th) anniversary of the Closing, and Buyer agrees to cause the Company and its Subsidiaries to perform in a timely manner and to otherwise honor such obligations in all respects.

(b) On or immediately prior to the Closing Date, Buyer and the Company shall cause to be purchased a six (6) year tail insurance policy (the cost of which shall be borne by Buyer) with respect to officers’ and directors’ liability insurance covering the Persons who are presently covered by the Company’s and its Subsidiaries’ officers’ and directors’ liability insurance policy, with respect to actions and omissions occurring prior to the Closing, on terms which are at least as favorable as the terms of such insurance in effect for the Company and its Subsidiaries on the date hereof and from an insurer or insurers having claims paying ratings no lower than the Company’s and its Subsidiaries’ current insurer.

(c) The obligations of Buyer under this Section 6.6 shall not be terminated or modified in such a manner as to adversely affect any of the individuals who on or prior to the Closing Date were directors, officers, managers, agents, stockholders or employees of the Company or any of its Subsidiaries (collectively, the “Indemnitees”) to whom this Section 6.6 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 6.6 applies shall be third party beneficiaries of this Section 6.6).

(d) In the event that Buyer or the Company (following the Closing) or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Buyer shall take all action reasonably necessary so that the successors or assigns of Buyer or the Company (following the Closing), as the case may be, shall assume all of the obligations of Buyer and the Company, as applicable, set forth in this Section 6.6.

6.7 Preservation of Records. Buyer shall, and following the Closing shall cause the Company and its Subsidiaries to, preserve and keep the records held by them relating to the respective business for a period of seven (7) years from the Closing Date (or longer if required by applicable Law)

and shall make such records and personnel available to Seller as may be reasonably required by Seller in connection with, among other things, any insurance claims by, Legal Proceedings or tax audits against or governmental investigations of, Seller or any of its Affiliates or in order to enable Seller to comply with its obligations under this Agreement and each of the Company Documents and the Seller Documents, as applicable. In the event Buyer wishes to destroy such records after that time, Buyer shall first give thirty (30) days prior written notice to Seller and Seller shall have the right at its option and expense, upon prior written notice given to Buyer within such thirty (30) day period, to take possession of the records. This Section 6.7 does not apply to Tax Returns and records relating to Taxes, which are subject to Section 6.10(a).

6.8 Publicity. Neither Buyer nor Seller shall, directly or indirectly, issue any press release, public announcement or filing of any kind concerning the Transaction without the prior written consent of the other parties hereto, except where such press release, public announcement or filing is required by applicable Law or stock exchange requirements and only to the extent required by such Law or stock exchange requirement; provided, that Buyer, Seller and their Affiliates are permitted to report and disclose the status of this Agreement and the Transaction to its direct and indirect limited partners and prospective limited partners in connection with fund raising, marketing, information or reporting activities of the kind customarily provided with respect to investments of this kind; and, provided, further, that the foregoing shall not restrict or prevent the Company or Buyer from making any announcements to their respective employees, customers, and other business relations to the extent the Company or Buyer, as applicable, determines in good faith that such announcement is necessary or advisable. In the event any such press release, public announcement or filing is required by applicable Law or stock exchange requirement, Buyer and the Company will use commercially reasonable efforts to allow the other parties reasonable time to comment on such press release, public announcement or filing in advance of its issuance.

6.9 Employees.

(a) For a period of twelve (12) months following the Closing, Buyer shall, or shall cause the Company and its Subsidiaries to, (i) provide those employees who are employed by the Company and its Subsidiaries on the Closing Date (including employees on vacation, leave of absence, short or long-term disability) and who are not Represented Employees (the “Continuing Employees”) with base salary, target bonus opportunity, and target commission opportunity that are no less favorable in the aggregate than those being provided to Continuing Employees immediately prior to the Closing and employee retirement, health, welfare and fringe benefits that are substantially similar in the aggregate to those being provided or made available to Continuing Employees immediately prior to the Closing, subject to applicable Law. Except as provided by the CBAs and subject to applicable Law and any existing Contracts with such individuals in the case of individuals employed outside of the United States, all Continuing Employees shall be “at will” employees and thus Buyer, the Company or its Subsidiaries may terminate the employment of any such Continuing Employees at any time after the Closing Date (subject to applicable severance or termination obligations). The foregoing notwithstanding, the employment terms and conditions of the Represented Employees shall be as set out in the applicable CBA until such CBA’s expiration, modification or termination in accordance with its terms or applicable Law.

(b) Following the Closing, Buyer shall (i) provide to Continuing Employees full credit for all purposes, including eligibility, vesting and calculation of vacation or severance benefits, under any employee benefit plans or arrangements maintained by Buyer, the Company or its Subsidiaries (collectively, the “Buyer Plans”) for such Continuing Employees’ service with the Company or any of its Subsidiaries (or any predecessor entity) to the same extent recognized by the Company and its Subsidiaries; provided, however, that no such service shall be recognized to the extent such recognition (A) results in the duplication of benefits or (B) provides for benefit accruals under a defined benefit pension plan, and such service shall not be recognized under a newly established plan for which prior service is not taken into account for employees of Buyer and its Affiliates generally; (ii) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Buyer Plan that is a welfare benefit plan subject to the Laws of the United States that such employees may be eligible to participate in after the Closing Date; and (iii) provide credit under any such welfare plan subject to the Laws of the United States for any co-payments, deductibles and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs.

(c) Prior to the Closing, Seller and the Company agree (i) that the form and content of any written communications to any Company employee with regard to Buyer or its Affiliates or this Agreement or the transactions contemplated hereby shall be first reviewed and approved by Buyer, which approval will not be unreasonably withheld and (ii) Seller and the Company shall reasonably cooperate with and reasonably assist Buyer in identifying, and will provide access to, potential key employees identified by Buyer and reasonably approved by Seller critical for the business and to whom additional compensation and/or benefits might be offered by Buyer.

(d) Prior to the Closing, Seller and its Affiliates shall not take any action or inaction with the intention of causing a payment to be triggered under the Pension Guarantee.

(e) Seller shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to enter an agreement with the works council and take all necessary actions for the ZwitserLeven (Pension Scheme) to be compliant with all applicable Laws; provided, that notwithstanding anything herein to the contrary, neither entering into an agreement with the works council nor the ZwitserLeven (Pension Scheme) being compliant with all applicable Laws shall be a condition to Closing.

(f) The provisions of this Section 6.9 are solely for the benefit of the parties hereto, and shall not confer upon any Person any third-party beneficiary rights. Nothing contained in this Section 6.9, whether express or implied: (i) shall be treated as establishing, amending or modifying for any purpose any Company Benefit Plan or Buyer Plan; (ii) shall alter or limit the ability of Buyer, the Company, or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; or (iii) is intended to confer upon any current or former employee or any other Person any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment; provided, however, that any severance or other Liability resulting from the termination of any employee of the Company or its Subsidiaries after the Closing Date shall be borne by Buyer.

6.10 Tax Matters.

(a) Cooperation. Each party hereto will, and will cause its Affiliates to, provide to the other party hereto such cooperation and information as any of them reasonably may request in filing any Tax Return or claim for Tax refund, determining a liability for Taxes or a right to refund of Taxes or in conducting any audit, examination, claim, adjustment, litigation or other proceeding in respect of Taxes. This cooperation and information shall include providing copies of all relevant portions of the relevant Tax Returns, together with such accompanying schedules and work papers, documents relating to rulings or other determinations by Taxing Authorities and records concerning the ownership and Tax bases of property, in each case, as are relevant and which such party possesses or controls. Each party will make itself and its employees, if any, reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided. Buyer and Seller agree to retain, to cause their respective Affiliates to retain, all Tax Returns and related records with respect to Tax matters pertinent to the Company in accordance with their respective normal record retention policies, but in all events until the expiration of the statute of limitations for the taxable periods to which such Tax Returns and records relate.

(b) Transaction-Related Tax Reporting. To the extent permitted under applicable Law, the parties shall take all actions reasonably necessary to (i) terminate the taxable year of the Company and its Subsidiaries on the Closing Date, and (ii) deduct all Transaction-Related Tax Deductions in the taxable year of the Company and its Subsidiaries ending on the Closing Date.

(c) Transfer Taxes. All Transfer Taxes shall be borne one-half by Buyer and one-half by Seller. Buyer shall procure any stock transfer stamps required by any Transfer Tax, and timely file, to the extent required by applicable Law, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

(d) Ordinary Course of Business on the Closing Date. The Company and its Subsidiaries shall not engage in, and Buyer and Seller shall cause the Company or any of its Subsidiaries not to engage in, any transactions or actions outside of the Ordinary Course of Business on the Closing Date that would increase the taxable income of the Company and its Subsidiaries for the taxable period ending on the Closing Date or would reduce any Tax deductions or refunds for Taxes of the Company and its Subsidiaries for the taxable period ending on the Closing Date.

(e) FIRPTA. On or prior to the Closing Date and in form reasonably acceptable to Buyer, the Company shall deliver to Buyer a certification from the Company and signed by a duly authorized corporate officer of the Company, to the effect that the Company is not, and has not been at any time during the five years preceding the date of such certification, a United States real property holding company as defined in Section 897(c)(2) of the Code. If the Company fails to deliver such certification to Buyer on or prior to the Closing Date, Buyer’s sole recourse shall be to affect any withholding pursuant to Section 1.7.

(f) Refunds. If at the time of the receipt of a Tax refund (including any interest received in respect thereof) by the Company which relates to one of the claims listed as items 1, 3, 5, 7, 8, 9 and 10 on Schedule 4.8(c), the Company has incurred Tax liabilities for Pre-Closing Tax Periods that as of the Closing Date were not included as accrued but unpaid Tax liabilities in the Final Closing Statement, Buyer shall cause the Company first to apply such refund (and interest received in respect thereof) to any such Tax liabilities, and second, to the extent that such refund (including any interest received in respect thereof) is greater than any such Tax liabilities, to promptly pay over to Seller the amount of such excess. For the avoidance of doubt, any Tax liability for Pre-Closing Tax Periods that as of the Closing Date was not included as an accrued but unpaid Tax liability in the Final Closing Statement shall only be netted against any refund (and interest received in respect thereof) pursuant to the immediately preceding sentence once. Seller shall be entitled to receive from the Company any Tax refunds (and equivalent benefits in the form of credits for overpayment of Taxes) which relate to the Transaction-Related Tax Deductions (other than Transaction-Related Tax Deductions that were netted against accrued but unpaid Tax liabilities for Pre-Closing Tax Periods in the Final Closing Statement pursuant to the definition of Net Working Capital). Buyer shall cause the Company to promptly file for and diligently pursue any available refund relating to the Transaction-Related Tax Deductions, including through the carryback to a Pre-Closing Tax Period; provided, that nothing in this Section 6.10(f) shall entitle Seller to the benefit of any carryforward of any Tax attribute (including, a net operating loss, net capital loss of foreign tax credit) that relates to Transaction-Related Tax Deductions; provided, further, that for the avoidance of doubt, nothing in this Section 6.10(f) shall allow double counting of amounts taking into account in the determination of the Final Purchase Price.

(g) Structuring Cooperation. To the extent reasonable and not unduly burdensome, the parties agree to cooperate and use commercially reasonable efforts to work together to determine the most efficient purchasing entity, from a legal, tax, and operational perspective so that Buyer may determine whether it wishes to make an assignment of its rights, interests and obligations pursuant to and in accordance with Section 8.11.

6.11 280G Matters.

(a) Before the Closing Date, the Company will (to the extent the requisite Waiver Agreements described below are obtained) seek the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all vesting, payments and/or benefits provided pursuant to any Company Benefit Plan or any other agreement, contract or arrangement that might otherwise result from the consummation of the transactions contemplated by this Agreement, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such shareholder vote to be obtained in a manner that satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder (the “280G Shareholder Vote”).

(b) The Company shall take commercially reasonable efforts to obtain and deliver to Buyer, prior to the initiation of the 280G Shareholder Vote, a parachute payment waiver agreement (a “Waiver Agreement”) from each Person the Company reasonably believes to be a “disqualified individual” (within the meaning of Section 280G(c) of the Code and the Treasury Regulations promulgated thereunder), as determined immediately prior to the 280G Shareholder Vote, and who might otherwise have, receive or have the right or entitlement to receive any payments or benefits from the consummation of the transactions contemplated by this Agreement that would be subject to treatment as excess parachute payments within the meaning of Section 280G. Pursuant to a Waiver Agreement, each such Person shall agree to waive any and all right or entitlement to receive vesting, payments or benefits to the extent the value thereof would result in the imposition of an excise tax on such Person pursuant to Section 4999 of the Code, assuming such Person is subject to U.S. tax jurisdiction, unless the requisite shareholder approval of such payments or benefits is obtained pursuant to the 280G Shareholder Vote.

(c) All materials produced by the Company in connection with the 280G Shareholder Vote shall be provided to Buyer at least ten (10) Business Days in advance for Buyer’s review and comment, which the Company shall consider in good faith and not unreasonably omit to reflect in the final versions of such documents.

6.12 Consents. Seller shall use (and shall cause the Company to use) commercially reasonable efforts to obtain at the earliest practicable date all consents and approvals listed on Schedule 4.3(a) and Schedule 7.1(f); provided, that Seller, the Company and their respective Affiliates shall not be required to (i) expend any money to obtain any such consents and approvals, or (ii) offer or grant any accommodation (financial or otherwise) to obtain any third-party consent. For the avoidance of doubt, the receipt of any consent or approval set forth on Schedule 4.3(a) but not Schedule 7.1(f) shall not be a condition to the obligation of any party to consummate the Closing.

6.13 Non-Solicitation.

(a) For a period of two (2) years following the Closing Date, Seller shall not, and shall not permit AS-AZC Holdings LLC or any of its affiliated investment funds to, directly or indirectly, hire or solicit any employee of the Company or any of its Subsidiaries set forth on Schedule 6.13(a) or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided, that nothing in this Section 6.13(a) shall prevent Seller or AS-AZC Holdings LLC and its affiliated investment funds from hiring (i) any such employee whose employment has been terminated by the Company or Buyer or (ii) after 180 days from the date of termination of employment, any employee whose employment has been terminated by such employee.

(b) Seller acknowledges that the restrictions contained in this Section 6.13 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 6.13 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 6.13 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

6.14 No-Shop. Seller will not, nor will Seller permit any of its Affiliates or the Company or any of its Subsidiaries to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets of the Company (other than the UK Land or any sales or other dispositions of assets in the Ordinary Course of Business as permitted under this Agreement) or any equity interests in the Company or any of its Subsidiaries other than the transactions contemplated by this Agreement (an “Acquisition Transaction”); (ii) facilitate, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction; (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company of any of its Subsidiaries in connection with an Acquisition Transaction; or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. Seller shall and shall cause the Company and its respective Affiliates to immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Buyer) conducted heretofore with respect to any of the foregoing. Seller agrees not to, and to cause the Company and its respective Affiliates not to, release any third party from the confidentiality and standstill provisions of any agreement to which either (i) the Company is a party or (ii) Seller is a party and the agreement relates to the Company. Seller agrees that the rights and remedies for noncompliance with this Section 6.14 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

6.15 Financing.

(a) Subject to the terms and conditions of this Agreement, Buyer shall use all reasonable best efforts to arrange, consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including using all reasonable best efforts (i) to maintain in full force and effect the Commitment Letter and to negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter (including any related “flex” provisions) or on other terms no less favorable, in the aggregate, to Buyer (including with respect to the conditionality thereof), (ii) to satisfy on a timely basis (taking into account the expected timing of the

Marketing Period), or obtain a waiver of on a timely basis, all conditions in such definitive agreements that are applicable to Buyer and within Buyer’s control, (iii) in the event that the conditions in Section 7.1 and Section 7.2 and the conditions contemplated in the Commitment Letter have been satisfied or upon funding would be satisfied, to cause the Persons providing the Financing to fund the Financing contemplated by the Commitment Letter on or prior to the Closing Date (including by enforcing its rights under the Commitment Letter), and (iv) to consummate the Refinancing (as defined in the Commitment Letter). Without Seller’s or the Company’s prior written consent, Buyer may not enter into any replacement, amendment, supplement or other modification of, or waive any of its rights under, all or a portion of the Commitment Letter if such replacement, amendment, supplement, modification or waiver would or could reasonably be expected to (1) reduce the aggregate amount of the Commitment Letter (other than to the extent Buyer has sufficient available and unrestricted cash on hand including through any equity offering to pay the Estimated Purchase Price (and adjustments thereto) in accordance with Section 5.7, it being understood that any cash escrowed for purpose of consummating the Financing shall not be deemed to be unavailable or restricted), (2) impose new or additional conditions or otherwise amend, expand or modify any of the conditions to the Financing in any respect that could make such conditions less likely to be satisfied on or before the Closing or that would expand the possible circumstances under which such conditions would not be satisfied on or before the Closing Date or (3) prevent, delay or impede the Closing or the date on which the Financing would be obtained or (4) adversely impact the ability of Buyer to enforce its rights under the Commitment Letter, provided that, for the avoidance of doubt, the Buyer may amend, supplement, modify or waive any terms of the Commitment Letter or definitive agreements with respect thereto without the consent of the Company in order to (1) correct typographical errors, (2) add lenders, lead arrangers, bookrunners, syndication agents or similar entities (by assignment or otherwise) or (3) reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto in each case, to similarly creditworthy parties (together, the “Permitted Debt Commitment Amendments”). Buyer shall give Seller and the Company prompt notice (but in any event, within three (3) Business Days) (a) upon becoming aware of any material breach or default by any party to the Commitment Letter or any such definitive agreements, (b) receipt by it or any of its Affiliates of any notice or other communication from any person in writing with respect to (i) any failure to comply with the material terms of the Commitment Letter or any such definitive agreements by any party thereto, (ii) any actual or threatened written termination or repudiation (whether in whole or in part) of any of the Commitment Letter or any such definitive agreements by any party thereto or (iii) any material dispute or disagreement between or among any of the parties to any of the Commitment Letter or any such definitive agreements solely to the extent such disagreement or dispute relates to the obligation (including with respect to the conditions, “flex” provisions or termination provisions thereto) of the parties thereto to fund their commitments thereunder or the availability of the Financing at the Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or such definitive documents) or (c) if Buyer believes in good faith it will not be able to obtain any portion of the Financing on terms, in the manner and from sources contemplated by the Commitment Letter (including any related “flex” terms) or the definitive agreements with respect thereto (other than to the extent Buyer funds such portion of the Financing by available and unrestricted cash on hand including through any equity offering, which is sufficient to pay the Estimated Purchase Price (and adjustments thereto) in accordance with Section 5.7, it being understood that any cash escrowed for purpose of consummating the Financing shall not be deemed to be unavailable or restricted). If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter (including any related “flex” terms) for any or no reason (other than to the extent Buyer funds such portion of the Financing by available and unrestricted cash on hand including through any equity offering, which is sufficient to pay the Estimated Purchase Price (and adjustments thereto) in accordance with Section 5.7, it being understood that any cash escrowed for purpose of consummating the Financing shall not be deemed to be unavailable or restricted), Buyer shall promptly notify Seller and the Company thereof and Buyer shall use reasonable best efforts to arrange as promptly as practicable, but in no event later than one (1) day prior to the Closing Date, any such portion from alternative debt financing sources, on terms and conditions in the aggregate not materially less favorable in the aggregate to Buyer than the Financing contemplated in the Commitment Letter and to obtain a new financing commitment letter (including any associated engagement letter and related fee letter) copies of which shall be promptly provided to the Company, and, for the purposes of this Agreement, all references to the Financing shall be deemed to include such alternative financing, all references to the Commitment Letter and other definitive documents shall include the applicable documents for the alternative financing, and all references to the Financing Sources shall include the Persons providing or arranging the alternative financing. Buyer shall keep Seller and the Company informed on a reasonably current basis and in reasonable detail of the status of Buyer’s efforts to arrange the Financing and to satisfy the conditions thereof and of all material developments concerning the status and timing of closing of the Financing. Notwithstanding anything herein to the contrary, obtaining the Financing or any alternative financing by Buyer is not a condition to Closing and the obligations of Buyer to consummate the transactions contemplated by this Agreement are not subject to the availability of the Financing. Buyer shall indemnify and hold harmless Seller, the Company and their respective Affiliates and their respective pre-Closing directors, officers, employees and representatives from and against any and all Losses suffered or incurred by any of them in connection with any of their cooperation or assistance with respect to the Financing or the provision of any information utilized in connection therewith or otherwise arising from the Financing, except to the extent suffered or incurred as a result of the gross negligence, willful misconduct or breach of this Agreement by Seller, the Company, any of its Subsidiaries or any of their respective representatives or Affiliates.

(b) From the date hereof until the Closing Date or the earlier termination of this Agreement in accordance with its terms, Seller and the Company shall use reasonable best efforts to, and shall use reasonable best efforts to cause their respective Subsidiaries, directors, officers, employees, agents and representatives to, at Buyer’s sole cost and expense, use reasonable best efforts to provide all cooperation as may be reasonably requested by Buyer and that is necessary for the Financing by Buyer or any of its Affiliates in connection with the transaction contemplated by this Agreement, including, without limitation: (i) using reasonable best efforts to (A) furnish to Buyer and its Financing Sources, as promptly as practicable, the Required Financial Information and (B) providing Buyer and its representatives with reasonable access to the representatives, employees, properties and books and records of the Company; (ii) using reasonable best efforts to make senior management of the Company available, at reasonable times and upon reasonable notice, to participate in a reasonable number of meetings (including customary one-on-one sessions), conference calls, presentations, due diligence sessions, drafting sessions and other in person sessions with prospective lenders, investors and rating agencies in connection with the Financing, including through a customary “roadshow” and reasonably cooperating with the marketing efforts for the Financing; (iii) using reasonable best efforts to assist with the preparation of customary information relating to the Company and its Subsidiaries to be included in (A) an offering memorandum, prospectus supplement, bank information memoranda, private placement memoranda, registration statements and similar documents and other marketing materials, including “roadshow” or investor meeting slides to be used in connection with the Financing (including requesting any consents of accountants for use of their reports in any materials relating to the Financing and the delivery of one or more customary representation letters) and (B) materials for rating agency presentations; (iv) using reasonable best efforts to cause the Company’s auditors to provide assistance and cooperation to Buyer, including participating in drafting sessions and accounting due diligence sessions and providing any necessary and customary “comfort letter” in accordance with applicable accounting standards; (v) providing appropriate representations in connection with the preparation of financial statements and other financial data of the Company and requesting accountants’ consents and any additional audit procedures in connection with the use of the Company’s financial statements in offering documents, prospectuses and other documents to be filed with the SEC; (vi) using reasonable best efforts to provide to the Financing Sources all documentation and other information required by regulatory authorities with respect to the Company under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act, that is required under the Commitment Letter and that has been reasonably requested by Buyer; (vii) facilitating the execution and delivery (at the Closing) of definitive documents related to the Financing and other documents, as may be reasonably requested by Buyer, and otherwise facilitating the pledging of and granting, recording and perfection of security interests in share certificates, securities and other collateral, and obtain surveys, title searches, appraisals and title insurance as reasonably requested by Buyer and taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by the Buyer to permit the consummation of the Financing; and (viii) taking all actions reasonably necessary to (A) permit the Financing Sources to (x) evaluate the current assets, cash management and accounting systems, policies and procedures relating thereto of the Company and its Subsidiaries for the purpose of establishing collateral arrangements contemplated by the Commitment Letter and (y) conduct customary field examinations and inventory appraisals, and (B) facilitate the establishment of bank and other accounts and blocked account agreements and lockbox arrangements in connection with the foregoing; provided, however, (i) that nothing in this Section 6.15(b) shall require the payment of any commitment or other similar fee or incur any other liability or obligation or to enter into any agreement effective in connection with the Financing unless and until the Closing occurs, (ii) none of Seller, the Company, any of their Subsidiaries or Affiliates, or any of their respective directors, officers, employees or agents shall be required to execute or enter into any certificate, instrument, agreement or other document in connection with the Financing which will be effective prior to the Closing, and (iii) nothing herein shall require the board of directors or similar governing body of the Company or any of its Subsidiaries, prior to the Closing Date, to adopt resolutions approving or otherwise approve the agreements, documents or instruments pursuant to which the Financing is made. Buyer shall promptly, upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented outside attorneys’ fees) incurred by Seller, in connection with the cooperation contemplated by this Section 6.15(b). All non-public information provided from one Party or its representatives to the other Party or its representatives pursuant to this Section 6.15(b) shall be kept confidential in accordance with the Confidentiality Agreement, except that Buyer shall be permitted to disclose such information regarding the Company to potential lenders, investors or their respective agents, advisors or other representatives in connection with the Financing, subject to the confidentiality undertakings by the Financing Sources and potential lenders, investors or their respective agents, advisors or other representatives in accordance with the terms of the Commitment Letter. Seller and the Company hereby consent to the reasonable use of their respective logos in connection with the Financing, provided that such logos are not used in a manner that is intended or reasonably likely to harm or disparage Seller, the Company or their respective marks, reputation or goodwill. Nothing in this Section 6.15(b) shall require any cooperation or other action by Seller, the Company, any of their Subsidiaries or Affiliates, or any of their respective directors, officers, employees or agents to the extent such cooperation or action would materially and unreasonably interfere with the business and operations of Seller, the Company or any of their Subsidiaries or Affiliates. Notwithstanding anything to the contrary herein, Buyer acknowledges and agrees that the contemplated Financing relates to the Buyer and its Subsidiaries and the Company and its Subsidiaries on a consolidated basis and therefore, all obligations of Seller, the Company and their respective Subsidiaries and representatives to provide cooperation as set forth in this Section 6.15(b) shall refer to and be limited to the Company and its Subsidiaries.

6.16 Sale of UK Land; CTO Receivable.

(a) In the event that all or any portion of the UK Land is sold, transferred, conveyed or otherwise disposed of following the Closing but prior to the two (2) year anniversary of the Closing Date, then Buyer shall pay or cause to be paid to Seller (to one or more account(s) identified in writing by Seller to Buyer) one-half of the proceeds that are paid to the Company, any of its Subsidiaries or any of their respective Affiliates (regardless of when paid, and whether paid in one lump sum or not) (net of one-half of (i) the Taxes and (ii) the costs and expenses of such sale) promptly, but in any event within two (2) Business Days of receipt thereof by the Company, any of its Subsidiaries or any of their respective Affiliates.

(b) In the event that all or any portion of the CTO Spill Receivable Amount as of the Closing is received following the Closing but prior to the two (2) year anniversary of the Closing Date, then Buyer shall pay or cause to be paid to Seller (to one or more account(s) identified in writing by Seller to Buyer) all of such amounts that are received by the Company, any of its Subsidiaries or any of their respective Affiliates (regardless of when paid, and whether paid in one lump sum or not) (net of Taxes) promptly, but in any event within two (2) Business Days of receipt thereof by the Company, any of its Subsidiaries or any of their respective Affiliates.

ARTICLE 7

CONDITIONS TO CLOSING

7.1 Conditions Precedent to Obligations of Buyer. The obligation of Buyer to consummate the Closing is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Buyer in whole or in part to the extent permitted by applicable Law):

(a) (i) the representations and warranties of Seller and the Company set forth in this Agreement (other than the Fundamental Representations and the representations and warranties set forth in Section 4.22(i)) shall be true and correct at and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such date) (without giving effect to any materiality or Material Adverse Effect qualifications contained therein), except for such failures to be true and correct which, individually or in the aggregate, would not result in a Material Adverse Effect; and (ii) the Fundamental Representations shall be true and correct in all material respects, at and as of the Closing Date as though made on the Closing Date (except to the extent such Fundamental Representations relate to an earlier date, in which case such Fundamental Representations shall be true and correct in all material respects, on and as of such date); and (iii) the representation and warranty set forth in Section 4.22(i) shall be true and correct in all respects, at and as of the Closing Date as though made on the Closing Date;

(b) the Company and Seller shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by each of them on or prior to the Closing Date;

(c) the Company shall have delivered to Buyer a certificate, dated the Closing Date and signed by a senior executive officer of the Company, as to the fulfillment of the conditions set forth in Sections 7.1(a) and 7.1(b) with respect to the Company (the “Company Closing Certificate”);

(d) Seller shall have delivered to Buyer a certificate, dated the Closing Date and signed by a senior executive officer of Seller, as to the fulfillment of the conditions set forth in Sections 7.1(a) and 7.1(b) with respect to Seller (the “Seller Closing Certificate”);

(e) Seller shall have delivered to Buyer a certificate, dated the Closing Date and signed by a duly authorized corporate officer of the Company, as described in Section 6.10(e);

(f) all consents and approvals required to be obtained and/or delivered by the Company or Seller and other matters described on Schedule 7.1(f) in connection with the execution, delivery and performance of this Agreement shall have been obtained in a form reasonably satisfactory to Buyer and shall be in full force and effect;

(g) there shall not be in effect any Law or Order restraining, enjoining or otherwise prohibiting the consummation of the Transaction; and

(h) the waiting period, together with any extensions thereof, applicable to the Transaction under the HSR Act shall have expired or early termination shall have been granted and all consents, waivers or approvals as described on Schedule X shall have been obtained.

7.2 Conditions Precedent to Obligations of Seller. The obligations of Seller to consummate the Closing are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by applicable Law):

(a) The representations and warranties of Buyer set forth in this Agreement shall be true and correct at and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date); provided, however, that this condition shall be deemed to have been satisfied unless the individual or aggregate impact of any inaccuracies of such representation and warranties would be reasonably likely to have a material adverse effect on Buyer’s ability to consummate the Transaction;

(b) Buyer shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date;

(c) Buyer shall have delivered to Seller a certificate, dated the Closing Date and signed by a senior executive officer of Buyer, as to the fulfillment of the conditions set forth in Section 7.2(a) and 7.2(b) (the “Buyer Closing Certificate”);

(d) there shall not be in effect any Law or Order restraining, enjoining or otherwise prohibiting the consummation of the Transaction;

(e) the waiting period, together with any extensions thereof, applicable to the Transaction under the HSR Act shall have expired or early termination shall have been granted and all consents, waivers or approvals as described on Schedule X shall have been obtained; and

(f) Buyer shall have delivered, or caused to be delivered, to Seller evidence of the wire transfers referred to in Section 1.5 hereof.

7.3 Frustration of Closing Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in Section 7.1 or Section 7.2, as the case may be, if such failure was primarily caused by such party’s failure to comply with any provision of this Agreement.

ARTICLE 8

MISCELLANEOUS

8.1 Survival. The agreements in Article 1, this Article 8 and Sections 6.5, 6.6, 6.7, 6.8, 6.9, 6.10 and 6.13 of this Agreement shall survive the Closing. Subject to Section 2.3(a), the remainder of the Agreement (including the representations and warranties in Article 3, Article 4, and Article 5) shall terminate at the earlier of the Closing or the time of termination of this Agreement pursuant to Section 2.1.

8.2 Specific Performance; Remedies. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or any Transaction Document are not performed in accordance with their specific terms or are otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. It is accordingly agreed that, in addition to any other applicable remedies at law or equity, the parties and the third party beneficiaries of this Agreement shall be entitled to seek and obtain an injunction or injunctions, without proof of damages, to prevent breaches of this Agreement or any Transaction Document and to enforce specifically the terms and provisions of this Agreement and any Transaction Document. If any party brings any action to enforce specifically the performance of the terms and provisions hereof by any other party, the party bringing such action may unilaterally extend the Outside Date (notwithstanding the termination provisions of Section 2.1), so long as the party bringing such action is seeking a court order for an injunction or injunctions or to specifically enforce the terms and provisions of this Agreement. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Each of the parties hereto hereby waives any requirement under any law to post a bond or other security as a prerequisite to obtaining equitable relief. Notwithstanding anything to the contrary herein, no party shall be entitled to specific performance to enforce the other party’s obligation to consummate the Transaction unless (i) all conditions to the other party’s obligation to close set forth in Section 7.1 or 7.2, as the case may be, have been satisfied or waived (other than those to be satisfied at Closing, but subject to such conditions being capable of being satisfied at Closing), (ii) the party seeking to enforce such obligation stands ready and willing to close the Transaction and (iii) in the case of a suit by Seller or the Company seeking to enforce Buyer’s obligation to consummate the Transaction, the Financing has been funded or will be funded in accordance with the terms thereof at the Closing.

8.3 Expenses. Except as otherwise provided in this Agreement, each of the Company, Seller and Buyer shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each Transaction Document and the consummation of the transactions contemplated hereby and thereby.

8.4 Governing Law. This Agreement and/or the other Transaction Documents and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement and/or the other Transaction Documents or the negotiation, execution or performance of this Agreement and/or the other Transaction Documents (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement and/or the other Transaction Documents), shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to the conflict of laws principles thereof that might require the application of the laws of another jurisdiction. Notwithstanding anything to the contrary contained herein, any and all claims arising directly or indirectly out of or concerning the Financing (including any claim, controversy or dispute against or involving any Financing Source, including their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 8.4) shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflicts of laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York

8.5 Jurisdiction; Consent to Service of Process. All claims, actions and proceedings (whether in contract or tort) based upon, arising out of or relating to this Agreement and/or the other Transaction Documents or the negotiation, execution or performance of this Agreement and/or the other Transaction Documents (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement and/or the other Transaction Documents) shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 8.5 and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding the foregoing, none of the parties hereto, no Seller Related Party nor any of their respective Affiliates will bring, or support, any action, cause of action, claim, cross-claim, counterclaim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated thereby, anywhere other than in (i) any New York State court sitting in the Borough of Manhattan or (ii) the United States District Court for the Southern District of New York.

8.6 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTION (INCLUDING THE FINANCING AND COMMITMENT LETTER) WHETHER ARISING IN CONTRACT OR IN TORT OR OTHERWISE, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

8.7 Entire Agreement. This Agreement (including the Disclosure Schedule and exhibits hereto), the Transaction Documents and the Confidentiality Agreement represent the entire understanding and agreement among the parties hereto with respect to the subject matter hereof. This Agreement supersedes all prior and contemporaneous agreements, arrangements, contracts, discussions, negotiations, undertakings and understandings (whether written or oral and including any letter of intent or other similar preliminary documents) between the parties with respect to such subject matter (other than the Confidentiality Agreement). The parties hereto (i) have voluntarily agreed to define their rights, liabilities and obligations with respect to the Transaction exclusively in contract pursuant to the express terms and provisions of this Agreement, the Transaction Documents and any other executed agreement entered into by the parties hereto in connection with the transactions contemplated hereby, (ii) expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement, the Transaction Documents, and any other executed agreement entered into by the parties hereto in connection with the transactions contemplated hereby and (iii) hereby agree that no Person shall have a remedy or cause of action (whether in contract, tort or otherwise) for any statements, communications, disclosures, failure to disclose, or representations or warranties not explicitly set forth in this Agreement. Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and all parties specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

8.8 Amendments and Waivers. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement and signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought; provided, however, that Sections 8.2, 8.4, 8.5, 8.6, 8.11, 8.13 and this Section 8.8 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplement, waived or otherwise modified in any manner that is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

8.9 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by telecopy facsimile transmission (with written confirmation of transmission), or (iii) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Company (before the Closing), to:

Arizona Chemical Holdings Corporation

Almere, The Netherlands

Transistorstraat 16

1322 CE Almere

The Netherlands

Attn: Chief Executive Officer

and

c/o American Securities LLC

299 Park Avenue, 34th Floor

New York, NY 10171

Attention: Scott Wolff and Eric L. Schondorf, Esq.

Facsimile: (212) 697-5524

With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Facsimile: (212) 310-8007

Attention: Michael E. Weisser, Esq.

If to Seller, to:

AZC Holdings Company LLC

c/o American Securities LLC

299 Park Avenue, 34th Floor

New York, NY 10171

Facsimile: (212) 697-5524

Attention: Scott Wolff and Eric L. Schondorf, Esq.

With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Facsimile: (212) 310-8007

Attention: Michael E. Weisser, Esq.

If to Buyer or the Company (after the Closing), to:

Kraton Performance Polymers, Inc.

15710 JFK Blvd., Suite 300

Houston, TX 77032

Facsimile: (281) 504-4827

Attention: James L. Simmons, Esq.

With a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

910 Louisiana Street

Houston, TX 77002

Facsimile: (713) 229-7775

Attention: Stephen A. Massad, Esq. and Timothy S. Taylor, Esq.

8.10 Severability. If any term or provision of this Agreement is adjudicated by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any party. Upon any such adjudication that any term or provision hereof is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transaction is consummated as originally contemplated to the greatest extent possible.

8.11 Binding Effect; Third-Party Beneficiaries; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any

Person not a party to this Agreement except (i) as contemplated by Section 6.6, Section 8.13, Section 8.14 and Section 8.17 and (ii) each of the Financing Sources shall be express third party beneficiaries of Sections 8.4, 8.5, 8.6, 8.8, 8.13, and this Section 8.11, each of such Sections shall expressly inure to the benefit of the Financing Sources and each of the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections. No assignment of this Agreement or of any rights or obligations hereunder may be made by any of the parties, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, that notwithstanding the foregoing, Buyer shall be entitled to assign all of its rights, interests and obligations hereunder (other than its payment obligations) to its Affiliates without the prior written consent of the other parties, but such assignment shall not relieve Buyer of any of its obligations hereunder. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations.

8.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by facsimile, by electronic mail in “portable document format” (“.pdf”), or any other electronic transmission, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties.

8.13 Non-Recourse. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto. No Person who is not a named party to this Agreement, including (i) the Financing Sources, and (ii) any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its past or present owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution (except for the rights of Buyer against the Financing Sources under the Commitment Letter), and each party hereto waives and releases all such liabilities, claims and obligations against any such Persons (except for the rights of Buyer against the Financing Sources under the Commitment Letter).

8.14 Provision With Respect to Legal Representation. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that (i) Weil, Gotshal & Manges LLP may serve as counsel to Seller and to its Affiliates (individually and collectively, the “Stockholder Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transaction, and (ii) following consummation of the transactions contemplated hereby, Weil, Gotshal & Manges LLP may serve as counsel to any member of the Stockholder Group or any manager, director, member, partner, officer, employee or affiliate of the Stockholder Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Transaction (any such representation, the “Post-Closing Representation”), notwithstanding such representation of the Company and its Subsidiaries. Each of the parties hereto hereby does, and shall cause each of its Affiliates to, consent to the foregoing arrangements and irrevocably waive (and will not assert) any actual or potential conflict of interest or any objection that may arise from any representation by Weil, Gotshal & Manges LLP expressly permitted hereunder. Buyer, the Company and Seller each acknowledges that the foregoing provision applies whether or not Weil, Gotshal & Manges LLP provides legal services to the Company or any of its Subsidiaries after the Closing Date. Each of Buyer and the Company, for itself and its Affiliates, hereby irrevocably acknowledges and agrees that all communications and attorney work-product documentation between the Stockholder Group and its counsel, including Weil, Gotshal & Manges LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the Transaction, or any matter relating to any of the foregoing, are privileged communications and documentation between the Stockholder Group and such counsel, will not pass and become an asset or property of the Company or its Subsidiaries following the Closing and from and after the Closing neither Buyer, the Company, nor any Person purporting to act on behalf of or through Buyer or the Company or any of their Affiliates, will seek to obtain the same by any process. From and after the Closing, each of Buyer and the Company, on behalf of itself and its Affiliates, waives and will not assert any attorney-client privilege with respect to any communication between Weil, Gotshal & Manges LLP and the Company, its Subsidiaries or the Stockholder Group occurring prior to the Closing in connection with any Post-Closing Representation. Buyer further agrees that Weil, Gotshal & Manges LLP and its partners and employees are third party beneficiaries of this Section 8.14.

8.15 Investigation; Condition of the Business; No Other Representations; Non-Reliance.

(a) Buyer acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Company and its Subsidiaries and, in making its determination to proceed with the Transaction, and Buyer has relied on the results of its own independent investigation. Buyer acknowledges and agrees that it has been provided with access to such information about the Company, its Subsidiaries, and the business as it has requested, and it and its representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company and its Subsidiaries which it and its representatives have desired or requested to review, and that it and its representatives have had full opportunity to meet with the management of the Company and to discuss the business and the assets of the Company and its Subsidiaries.

(b) Notwithstanding anything contained in this Agreement to the contrary, Buyer acknowledges and agrees that each of Seller and the Company is not making any representations or warranties whatsoever, express or implied, beyond those expressly given in Article 3 and in Article 4 (in each case, as modified by the Disclosure Schedules). Buyer further acknowledges and agrees that none of Seller, the Company or any of their respective Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries, or the Transaction, beyond those expressly set forth in this Agreement, and none of Seller, Company, any of their respective Affiliates or any other Person will have or be subject to any liability to Buyer or any other Person solely resulting from the distribution to Buyer or its representatives or Buyer’s use of, any information not set forth in Article 3 or Article 4 (in each case, as modified by the Disclosure Schedules), including (i) any management presentations (including responses to any questions, whether oral or written) or confidential memoranda distributed on behalf of the Company or any of its Affiliates relating to the Company or any of its Subsidiaries or other publications or data room information provided to Buyer or its representatives, or any other document, information or projection in any form provided to Buyer or its representatives in connection with the Transaction, (ii) any information delivered or made available pursuant to Section 6.1, or (iii) the pro-forma financial information, projections or other forward-looking statements of the Company or any of its Subsidiaries, in each case in expectation or furtherance of the transactions contemplated by this Agreement.

(c) Buyer specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person.

(d) Except for the representations and warranties contained in Article 3 and in Article 4 (as modified by the Disclosure Schedules), neither Seller, the Company nor any other Person makes any other representation or warranty whatsoever, express or implied, at law or in equity, with respect to the Company, its Subsidiaries or their operations, business, financial condition, assets, liabilities or prospects or the Transaction, and the Company disclaims any other representations or warranties, whether made by Seller, any of its Affiliates or any of their respective managers, officers, directors, employees, advisors, consultants, agents or representatives. Except for the representations and warranties contained in Article 4 (as modified by the Disclosure Schedules), Seller and the Company hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Buyer or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Buyer by any manager, director, officer, employee, advisor, consultants agents or representative of Seller, Company or any of their respective Affiliates). In the case of any alleged fraud with respect to or in connection with the Transaction, no claim may be made or cause of action shall arise except with respect to intentional fraud with respect to the representations and warranties contained in this Agreement (and in such case, only claims or causes of action against the party to this Agreement that actually committed such fraud).

(e) Buyer shall acquire the ownership of the Company and its Subsidiaries without any representation or warranty as to merchantability or fitness for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly represented or warranted in Article 4 (as modified by the Disclosure Schedules).

8.16 Exhibits and Schedules. For purposes of the representations and warranties of Seller and the Company contained herein, disclosure in any section of the Disclosure Schedule of any facts or circumstances shall be deemed to be adequate response and disclosure of such facts or circumstances with respect to all representations or warranties by such entities calling for disclosure of such information, if the disclosure sets forth sufficient information that a reasonable person would conclude that it applies to another disclosure section. The disclosure of any matter or item in any Schedule hereto shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed. The inclusion of any matter, information or item in any section of the Disclosure Schedule shall not be deemed to constitute an admission of any Liability by the Company to any third party or otherwise imply that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement.

8.17 Release. Effective as of the Closing Date, except for any rights or obligations under this Agreement or the other Transaction Documents, each of the parties to this Agreement, on behalf of itself and each of its Subsidiaries and Affiliates and each of its and their respective current and former officers, directors, employees, partners, members, advisors, successors and assigns (collectively, the “Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges the other parties to this Agreement, its Affiliates and each of their respective current and former officers, directors, employees, partners, managers, members, advisors, financial advisors, lenders, successors and assigns (collectively, the “Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity which the Releasing Parties may have against each of the Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to any of the Released Parties occurring or arising on or prior to the date of this Agreement. Notwithstanding anything to the contrary contained in this Section 8.17, nothing in this Section 8.17 is intended to, nor does it, limit, impair or otherwise modify or affect any Contract existing as of the date hereof by and between Seller or any of its Subsidiaries, on the one hand, and Buyer or any of its Subsidiaries, on the other hand, or any of such Person’s rights, liabilities or obligations under any such Contract.

ARTICLE 9

DEFINITIONS

9.1 Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 9.1

“280G Shareholder Vote” has the meaning set forth in Section 6.11(a).

“Accountant Fees” has the meaning set forth in Section 1.6(c).

“Accounting Methodology” means (a) the accounting principles, methods and practices utilized in preparing the Balance Sheet and related statement of income applied on a consistent basis with the Balance Sheet, using consistent estimation methodologies and judgments and with consistent classifications used in the Balance Sheet and related statement of income, (b) to the extent supplemental guidance is required, GAAP and the Securities and Exchange Commission Staff Accounting Bulletin No. 104, and (c) calculations based exclusively on the facts and circumstances as they exist as of the close of business on the day immediately preceding the Closing Date and excluding (i) the effects of any event, act, change in circumstances or similar development arising or occurring thereafter (including on the Closing Date) and any action of Buyer, the Company or any of their Affiliates after Closing and (ii) any purchase accounting or other adjustment arising out of the consummation of the Transaction.

“Acquisition Transaction” has the meaning set forth in Section 6.14.

“Adjustment Amount” means the amount as calculated and set forth on Schedule Y.

“Adjustment Time” means as of the close of business on the day immediately preceding the Closing Date, except with respect to items relating to Taxes, in which case it means as of the end of the Closing Date.

“Adverse Competition Effect” means have a material impact on the business, operations or financial condition of Buyer and the Company and its Subsidiaries (taken as a whole), in the aggregate.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, that in no event shall the Company or any of its Subsidiaries or Seller be considered an Affiliate of any portfolio company of any investment fund that is a direct or indirect member of Seller nor shall any portfolio company of any investment fund that is a direct or indirect member of Seller be considered to be an Affiliate of the Company or any of its Subsidiaries or Seller.

“Agreement” means this Agreement, including any Exhibits and Disclosure Schedules attached hereto.

“Assets” has the meaning set forth in Section 4.10.

“Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2014.

“Balance Sheet Date” means December 31, 2014.

“Bid” means any quotation, bid or proposal made by the Company or any of its Subsidiaries that if accepted or awarded to the Company or any of its Subsidiaries would lead to a Contract with any Person for the sale of products or services by the Company or any of its Subsidiaries.

“BLS” has the meaning set forth in Section 4.21.

“Business Day” means any day of the year on which national banking institutions in New York, New York are open to the public for conducting business and are not required or authorized to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Documents” has the meaning set forth in Section 5.2.

“Buyer Plans” has the meaning set forth in Section 6.9(b).

“Buyer Purchase Price Overpayment Amount” means an amount equal to the amount by which the Estimated Purchase Price exceeds the Final Purchase Price; provided, that the Buyer Purchase Price Overpayment Amount may in no circumstances exceed $20,000,000.

“Buyer Termination Fee” means $75,000,000.

“Cash and Cash Equivalents” means, with respect to the Company and its Subsidiaries, all cash and cash equivalents as determined in accordance with the Accounting Methodology (including marketable securities, short term investments, and the amounts of any received but uncleared checks, drafts and wires and excluding the amounts of any issued but uncleared checks, drafts and wires).

“CBAs” has the meaning set forth in Section 4.14(a).

“Certificate of Incorporation” means the Certificate of Incorporation of the Company, as of the date hereof.

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“Closing Statement” has the meaning set forth in Section 1.6(b).

“COBRA” refers to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning set forth in Section 5.7.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” means all employee welfare benefit plans (as defined in Section 3(1) of ERISA), employee pension benefit plans (as defined in Section 3(2) of ERISA) (each, as determined without regard to whether such plan is subject to ERISA), and all bonus, equity or equity-based compensation, employee loan, stock purchase, benefit, profit sharing, savings, retirement, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance, educational, employee assistance, incentive, employment, expatriate, repatriate, deferred compensation, change in control, termination, retention or severance plans or agreements and other similar material fringe or employee benefit plans or programs (whether written or unwritten, insured or self-insured), in each case sponsored, maintained or contributed to, or required to be contributed to (or with respect to which any obligation to contribute has been undertaken), by the Company or any ERISA Affiliate or other Affiliate for the benefit of any employees, officers, directors or contractors of the Company or any of its Subsidiaries (whether current, former or retired) or any beneficiaries thereof; provided, however, that the term “Company Benefit Plans” shall not include any statutory employee benefit plans or other compensatory or benefit arrangements required under applicable Law.

“Company Common Stock” has the meaning set forth in the Preamble.

“Company Contracts” has the meaning set forth in Section 4.12(a).

“Company Documents” has the meaning set forth in Section 4.2.

“Company Intellectual Property” means all Intellectual Property used in or necessary for the conduct of the respective businesses of the Company and its Subsidiaries, or owned or held for use by the Company and its Subsidiaries.

“Company Owned Intellectual Property” has the meaning set forth in Section 4.11(a).

“Company Stock Plans” has the meaning set forth in Section 4.4(a).

“Competition Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state, local or non-United States statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Compliant” means, with respect to the Required Financial Information, that:

(a) such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information not materially misleading in light of the circumstances under which they were made;

(b) such Required Financial Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of debt securities by Buyer (for the avoidance of doubt, it being understood that for a registered public offering of debt securities by Buyer such Required Financial Information is not required to, among other exclusions (i) include segment information, (ii) comply with Rules 3-09, 3-10 and 3-16 of Regulation S-X or (iii) refer to or contain disclosure required for public companies in accordance with Public Company Accounting Oversight Board standards); and

(c) the financial statements and other financial information included in such Required Financial Information would not be deemed stale or otherwise be unusable for a registered offering of debt securities by Buyer and are sufficient to permit the Company’s auditors to issue comfort letters to the Financing Sources contemplated by the Commitment Letter, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period and the Company’s auditors have delivered a draft of a customary comfort letter (which, for the avoidance of doubt, shall not be required to include any tick marked pages of the prospectus or other offering document).

“Confidentiality Agreement” means that Confidentiality Agreement, dated May 19, 2015, by and between the Company and Buyer.

“Continuing Employees” has the meaning set forth in Section 6.9(a).

“Contract” means any written contract, indenture, note, bond, lease, commitment or other legally binding agreement.

“Credit Facilities” means, collectively, (a) that certain First Lien and Guarantee Agreement, dated as of June 12, 2014, by and among, inter alia, AZ Chem US Inc., a Delaware corporation (the “Borrower”), the Company and certain Subsidiaries of the Company as guarantors, the lenders party thereto from time to time and General Electric Capital Corporation, as administrative agent and collateral agent and (b) that certain Second Lien and Guarantee Agreement, dated as of June 12, 2014, by and among, inter alia, the Borrower, the Company and certain Subsidiaries of the Company as guarantors, the lenders party thereto from time to time and Goldman Sachs Bank USA, as administrative agent and collateral agent, in each case, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Credit Facilities Pay-off Amount” means the amount of the obligations for outstanding principal, accrued but unpaid interest and unpaid fees and expenses under the Credit Facilities as of the Closing, as set forth in the Pay-Off Letters.

“CST” has the meaning set forth in Section 4.21.

“CTO” has the meaning set forth in Section 4.21.

“CTO Spill Receivable Amount” means an amount (which shall not be less than zero (0)) equal to the amount of the receivable on the balance sheet of the Company with respect to the insurance claims filed by the Company and its Subsidiaries related to the spill of CTO that occurred at the Company’s facility in Sandarne, Sweden.

“Disclosure Schedule” has the meaning set forth in Article 4.

“Divestiture” has the meaning set forth in Section 6.3(d)(i).

“Environmental Laws” means all applicable Laws relating to protection of the environment, including air, water, land or natural resources, including Laws related to the transportation, storage, treatment or disposal of Hazardous Materials.

“Environmental License” means any permit, license, registration, authorization, consent or similar approval required by or necessary to comply with Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Target Companies, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Estimated Adjustment Amount” has the meaning set forth in Section 1.5(a).

“Estimated Adjustment Amount Statement” has the meaning set forth in Section 1.6(a).

“Estimated Cash” has the meaning set forth in Section 1.5(a).

“Estimated Closing Statement” has the meaning set forth in Section 1.6(a).

“Estimated Indebtedness” has the meaning set forth in Section 1.5(a).

“Estimated Net Working Capital” has the meaning set forth in Section 1.5(a).

“Estimated Purchase Price” has the meaning set forth in Section 1.5(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 1.5(a).

“Final Closing Statement” has the meaning set forth in Section 1.6(c)(iv).

“Final Purchase Price” has the meaning set forth in Section 1.6(c)(iv).

“Financial Statements” has the meaning set forth in Section 4.6.

“Financing” has the meaning set forth in Section 5.7.

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Financing or any other financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives involved in the Financing and their respective successors and assigns.

“FMLA” means the Family and Medical Leave Act of 1993.

“Fundamental Representations” means the representations and warranties contained in Section 3.1 (Organization and Good Standing), Section 3.2 (Authorization of Agreement), Section 3.3 (Title), Section 3.6 (Financial Advisors), Section 4.1 (Organization and Good Standing), Section 4.2 (Authorization of Agreement) and Section 4.4 (Capitalization).

“GAAP” means United States generally accepted accounting principles as in effect (i) with respect to financial information for periods on or after the Closing Date, as of the date of this Agreement, and (ii) with respect to financial information for periods prior to the Closing Date, as of such applicable time.

“Global Lead Team” means the Chief Executive Officer’s direct reports that are Vice Presidents and members of the Chief Executive Officer’s executive management team.

“Governmental Antitrust Entity” means any Governmental Body with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator.

“Hazardous Material” means any substance, material or waste that is defined or regulated as “hazardous,” or “toxic,” or “radioactive,” or as a “pollutant,” a “contaminant” or words of similar import under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax Return” means a Tax Return relating to Income Taxes.

“Income Taxes” means (i) all Taxes based upon, measured by, or calculated with respect to net or overall gross income or receipts (including, but not limited to, any capital gains Taxes, alternative minimum Taxes, branch profits Taxes and any Taxes on items of tax preference) and (ii) franchise, capital, occupation and similar “doing business” Taxes.

“Indebtedness” means, of the Company and its Subsidiaries, without duplication, and as determined in accordance with the Accounting Methodology, the principal of and accrued interest in respect of (i) indebtedness for money borrowed, including any such indebtedness or borrowed money under a credit facility, (ii) indebtedness evidenced by notes, debentures, bonds, mortgage or other similar instruments, for the payment of which such Person is responsible or liable, (iii) all liabilities of the Company and its Subsidiaries in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under the Accounting Methodology as capital leases (but not including any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any capital leases), (iv) all liabilities arising out of interest rate hedges, swaps or similar agreement, (v) the Credit Facilities Pay-off Amount, (vi) the deferred purchase price of property, goods or services (excluding trade payables arising in the ordinary course of business), (vii) any letter of credit, performance bond, bankers acceptance or similar obligation, (viii) any guarantees of any of the foregoing by the Company and its Subsidiaries, (ix) $32,909,000 with respect to the U.S. and non-U.S. defined benefit pension plans of the Company and its Subsidiaries minus any contributions made in respect of such defined benefit plans after June 30, 2015, and (x) all premiums, penalties and change of control payments in respect of any indebtedness or other obligations described in any other clause of this definition required to be paid by the Company or its Subsidiaries solely as a result of the Transaction. Notwithstanding the foregoing, “Indebtedness” shall not include (A) any amounts reflected in Transaction Expenses or Net Working Capital, (B) any obligations of the type described in (i) or (ii) above that are solely between and among any of the Company or its Subsidiaries, or (C) any letters of credit or surety or performance bonds (in each case, to the extent undrawn or not cash collateralized).

“Indemnitees” has the meaning set forth in Section 6.6(c).

“Independent Accountant” has the meaning set forth in Section 1.6(c)(iii).

“Intellectual Property” means any rights available (including with respect to Technology) under (a) patent, copyright, trademark, confidential or proprietary information, data or trade secret law and any other similar statutory provision or common law doctrine, and (b) Internet domain names, in each case whether protected, created or arising under the Laws of the United States or any other jurisdiction.

“Intellectual Property Licenses” means (a) any grant by the Company or its Subsidiaries to another Person of any right, permission, consent or non-assertion relating to or under any Intellectual Property and (b) any grant by another Person to the Company and its Subsidiaries of any right, permission, consent or non-assertion relating to or under any Intellectual Property owned by a third Person.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Buyer” means the actual knowledge, after due inquiry and investigation with respect to the particular matter in question, of Kevin Fogarty (President and Chief Executive Officer), Stephen Tremblay (Executive Vice President and Chief Financial Officer), Damian Burke (Vice President, Corporate Development) and James Simmons (Vice President and General Counsel).

“Knowledge of Seller” means the actual knowledge, after due inquiry and investigation with respect to the particular matter in question, of Paul Rossetti, Scott Wolff and Julian Hinderling.

“Knowledge of the Company” means the actual knowledge, after due inquiry and investigation with respect to the particular matter in question, of Cornelis Verhaar (President and Chief Executive Officer), Frederic Jung (Vice President and Chief Financial Officer), Carl Bilgrien (Vice President and Chief Technology Officer), Garry Oosthuizen (Vice President and Chief Human Resources Officer), Dick Stuyfzand (Vice President and General Counsel), Mark Santangelo (Vice President - Global Operations and Supply Chain) and Gary Garland (Vice President - Tax).

“Labor Laws” means all Laws governing or concerning labor relations, unions and collective bargaining, terms and conditions of employment, employment discrimination, retaliation and harassment, wages, hours or occupational safety and health, including the Immigration Reform and Control Act of 1986, the National Labor Relations Act, the Civil Rights Acts of 1866 and 1964, the Equal Pay Act, Age Discrimination in Employment Act, Americans with Disabilities Act, FMLA, WARN Act, Fair Labor Standards Act, Occupational Safety and Health Act, and all rules and regulations promulgated under such acts.

“Law” means any federal, state, local or foreign law (including common law and European Union law), statute, code, ordinance, rule or regulation, judgment, decree, other requirement or rule of law of any Governmental Body, or any obligation resulting from binding arbitration.

“Lease” means any lease, sublease, license, concession or other agreement, including any amendment, renewal or extension with respect thereto, pursuant to which a Person holds or has, or gives others, the right to use any real property or interest in real property.

“Leased Real Property” means those parcels of real property or portions thereof which the Company or any of its Subsidiaries is the lessee (together with those fixtures and improvements thereon which are included in the terms of the leases therefor).

“Legal Proceeding” means any judicial, administrative or arbitral action, suit or proceeding (public or private) by or before a Governmental Body.

“Liability” means any debt (including, for the avoidance of doubt, any Indebtedness), liability or obligation and including all costs and expenses relating thereto.

“Licenses” has the meaning set forth in Section 4.16(b).

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction, other than those arising from applicable Law, including securities Laws.

“Losses” means any losses, damages, judgments, fines, penalties, liabilities, claims, damages, actions, interest, assessments, settlements and costs or expenses, including reasonable and documented attorneys’ fees, accounting fees, the costs of any investigation and court costs.

“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date of this Agreement beginning on the later of the first day on which, and throughout which, (a) Buyer shall have received the Required Financial Information required pursuant to Section 6.15(b), and such Required Financial Information is Compliant and (b) the earlier of (i) all conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions which by their terms are to be satisfied at the Closing), and nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming Closing were to be scheduled for any time during such twenty (20) consecutive Business Day period and (ii) January 4, 2016, and throughout which period (i) Buyer shall have continued to receive promptly (x) the Required Financial Information from the Company and (y) updates and supplements to such Required Financial Information as necessary to maintain the accuracy and completeness thereof, (ii) to the extent clause (b)(i) above is applicable, all conditions set forth in Section 7.1 and Section 7.2 (other than those conditions which by their terms are to be satisfied at the Closing) remain satisfied and (iii) nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming the Closing were to be scheduled for any time during such twenty (20) consecutive Business Day period; provided, that such twenty (20) consecutive Business Day period shall either end prior to December 19, 2015 or commence on or after January 4, 2016 and shall exclude November 27, 2015, January 18, 2016 and February 15, 2016 and (ii) if the Marketing Period has not been completed on or prior to December 18, 2015, the Marketing Period shall commence no earlier than January 4, 2016. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such twenty (20) consecutive Business Day period, (i) the Company’s auditors shall have withdrawn its audit opinion with respect to the Company’s most recent annual audited financial statements, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods, (ii) the Company (or any Affiliate thereof) has determined that a restatement of any financial information included in the Required Financial Information is required or that such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended or the Company (and any such Affiliate) has concluded that no such restatement shall be required, and the requirements in clauses (a) and (b)(i) (if applicable) above would be satisfied on the first day, throughout and on the last day of such new twenty (20) consecutive Business Day period or (iii) the Required Financial Information would not be Compliant at any time during such twenty (20) consecutive Business Day period, in which case a new twenty (20) consecutive Business Day period shall commence upon the receipt by Buyer and the Financing Sources of updated Required Financial Information that would be Compliant, and the requirements in clauses (a) and (b)(i) (if applicable) above would be satisfied on the first day, throughout and on the last day of such new twenty (20) consecutive Business Day period (for the avoidance of doubt, it being understood that, if at any time during the Marketing Period the Required Financial Information provided at the initiation of the Marketing Period ceases to be

Compliant, then the Marketing Period shall be deemed not to have occurred). Notwithstanding the provisions of this paragraph, the Marketing Period shall end on any earlier date on which the Financing is consummated. Notwithstanding anything in this Agreement to the contrary, if the Company shall in good faith reasonably believe that it has delivered, or caused to be delivered, the Required Financial Information and that such Required Financial Information is Compliant, then the Company may deliver to Buyer written notice to that effect (stating when it believes it completed the applicable delivery), in which case the Required Financial Information shall be deemed to have been delivered on the date of the applicable notice, in each case unless Buyer in good faith reasonably believes that the Company shall not have completed delivery of the Required Financial Information, and within three (3) Business Days after its receipt of such notice from the Company, Buyer delivers written notice to the Company to that effect (stating with specificity the Required Financial Information that has not been delivered or is not Compliant).

“Material Adverse Effect” means any events, acts, changes, effects or circumstances that (1) has had or would be reasonably expected to have a material and adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, or (2) would reasonably be expected to prevent or delay past the Outside Date the consummation of the transactions contemplated by this Agreement by Seller or the Company; provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or may be, a Material Adverse Effect: (i) the effect of any change in the United States or foreign economies or securities, financial, banking or credit markets (including changes in interest or exchange rates) or geopolitical conditions in general; (ii) the effect of any change that generally affects any industry in which the Company or any of its Subsidiaries operates or seasonal changes in the results of operations of the Company or any of its Subsidiaries; (iii) the effect of any change arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions; (iv) the effect of any action taken by the Company as expressly required by this Agreement or with the consent of Buyer or the failure to take any action expressly prohibited by this Agreement; (v) the effect of any changes in applicable Laws or accounting rules or any action required to be taken under any applicable Law or Order; (vi) the failure of the Company or its Subsidiaries to meet any of their internal projections (it being agreed that such exception shall not prevent or otherwise affect a determination that the underlying cause of any such failure (unless such underlying cause is covered by any other section of this proviso) is or contributed to a Material Adverse Effect); (vii) any effect resulting from the negotiation, execution, announcement, pendency or performance of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement or any communication by Buyer or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to any of the businesses of the Company and its Subsidiaries, including (A) losses or threatened losses of, or any adverse change in the relationship with employees, customers, suppliers, distributors, financing sources, joint venture partners, licensors, licensees or others having relationships with the Company or any of its Subsidiaries and (B) the initiation of litigation or other administrative proceedings by any Person with respect to this Agreement or any of the transactions contemplated hereby; (viii) any effect that results from any action taken at the express prior request of Buyer or with Buyer’s prior written consent; or (ix) any breach by Buyer of its obligations under this Agreement.; provided, however, any events, acts, changes, effects or circumstances referred to in clause (i), (ii), (iii) or (v) shall be taken into account for purposes of determining whether a Material Adverse Effect has occurred to the extent such event, act, change, effect or circumstance adversely affects the Company in a disproportionate manner as compared to similarly situated participants in the industry in which the Company operates. For the avoidance of doubt, a Material Adverse Effect shall be measured only against past performance of the Company and its Subsidiaries, and not against any forward-looking statements, financial projections or forecasts of the Company and its Subsidiaries.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Net Working Capital” means an amount equal to the current assets of the Company and its Subsidiaries minus the current liabilities of the Company and its Subsidiaries, in each case, solely to the extent such assets and liabilities are described and set forth on Exhibit A (and excluding any asset or liability accounts explicitly identified as being removed from the calculation of Net Working Capital on Exhibit A) and, in each case, as determined in accordance with the Accounting Methodology. For the avoidance of doubt, “Net Working Capital” shall not include (i) any Income Tax assets or Income Tax liabilities (except and solely to the extent set forth in the proviso below), deferred Tax liabilities, deferred Tax assets and amounts reflected in Cash and Cash Equivalents, Indebtedness and Transaction Expenses, and (ii) any receivables and liabilities associated with litigation; provided, that “Net Working Capital” shall be reduced by any provisions for accrued but unpaid Tax liabilities for Pre-Closing Tax Periods (taking into account against provisions for accrued but unpaid Income Tax liabilities the Transaction-Related Tax Deductions, including, without limitation, the ability to carry back any net operating losses arising from such Transaction-Related Tax Deductions to prior periods, but only up to an amount producing Tax benefits equal to such provisions for accrued but unpaid Tax liabilities for Pre-Closing Tax Periods); provided, further, that to the extent that any Tax benefits arising from Transaction-Related Tax Deductions are used to offset the reduction of the amount of Net Working Capital in the proviso above, such Tax benefits shall not be payable to Seller pursuant to Section 6.10(f). Attached hereto as Exhibit A is a sample calculation of Net Working Capital as of the Balance Sheet Date for illustrative purposes only.

“Non-Party Affiliates” has the meaning set forth in Section 8.13.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body of competent jurisdiction.

“Ordinary Course of Business” means the ordinary and usual course of business of the Company and its Subsidiaries consistent with past practice.

“Outside Date” has the meaning set forth in Section 2.1(a).

“Owned Property” has the meaning set forth in Section 4.9(f).

“Pay-Off Letters” has the meaning set forth in Section 1.4.

“Payoff Indebtedness” means that certain Indebtedness of the Company and its Subsidiaries as of the close of business on the day immediately preceding the Closing Date set forth on Schedule 1.4, as set forth in the payoff letters delivered pursuant to Section 1.4.

“Pension Guarantee” means the guarantee relating to the UK Plan, dated 15 October 2009, between Arizona Chemical AB (registered number 556708-3539), PS Independent Trustees Limited (registered number 3021321) and Arizona Chemical Limited (registered number 1578908).

“Pensions Act 2004” means the Pensions Act 2004 (c. 35) as amended, as enacted in the UK.

“Pensions Regulator” means the body corporate by that name established under Part 1 of the Pensions Act 2004.

“Permitted Debt Commitment Amendments” has the meaning set forth in Section 6.15(a).

“Permitted Exceptions” means (i) statutory Liens for Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, in each case, with adequate reserves established and maintained in accordance with and to the extent required by GAAP; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the Ordinary Course of Business and are not yet due and payable or which are being contested in good faith; (iii) zoning, entitlement and other land use and environmental regulations by any Governmental Body that do not materially and adversely affect, impair or interfere with the use or operation of any property affected thereby; (iv) Liens securing debt as disclosed in the Financial Statements; (v) Liens securing trade payables as disclosed in the Financial Statements; (vi) title of a lessor under a capital or operating lease; (vii) Liens that are disclosed in the real estate title insurance policies, commitments and reports or in the surveys for the Owned Properties made available to Buyer prior to the date hereof; (viii) security interest arising under bonding indemnification agreements; and (ix) such other imperfections, charges, easements, rights of way, restrictions, defects, exceptions and other similar matters of record affecting title that do not materially impair the occupancy, use or value of the property to which they relate for the purpose for which it is currently used in connection with the Company’s and its Subsidiaries’ businesses.

“Person” means any individual, partnership, limited partnership, limited liability company, corporation, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Policies” has the meaning set forth in Section 4.20.

“Post-Closing Representation” has the meaning set forth in Section 8.14.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date, including the portion of any Straddle Period ending on the Closing Date.

“Purchase Price” has the meaning set forth in Section 1.2.

“Registered Intellectual Property” means any and all issued patents, pending patent applications, registered marks, pending applications for registration of marks, registered copyrights and Internet domain names owned, filed or applied for by or on behalf of the Company and its Subsidiaries.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, or dumping, of any Hazardous Material on, into or through the environment.

“Released Parties” has the meaning set forth in Section 8.17.

“Releasing Parties” has the meaning set forth in Section 8.17.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Represented Employee” means any employee whose employment with the Company is covered by a CBA.

“Required Financial Information” means historical financial statements (including audited and reviewed statements for the periods set forth in paragraph (f) of Exhibit E of the Commitment Letter), financial data, audit reports and other information of the Company and its Subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt securities by Buyer (for the avoidance of doubt, it being understood that for a registered public offering of debt securities by Buyer such Required Financial Information is not required to, among other exclusions (i) include segment information, (ii) comply with Rules 3-09, 3-10 and 3-16 of Regulation S-X or (iii) refer to or contain disclosure required for public companies in accordance with Public Company Accounting Oversight Board standards), assuming that such offering(s) were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made, or as otherwise necessary in order to assist in receiving customary “comfort” from the Company’s auditors in connection with the offering(s) of debt securities contemplated by the Commitment Letter, it being understood and agreed that such information shall not include pro forma financial statements or projections, which shall be the responsibility of Buyer.

“Schedule” means a disclosure schedule delivered pursuant to this Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble.

“Seller Documents” has the meaning set forth in Section 3.2.

“Seller Related Party” means Seller, the Company and each of their respective Affiliates and each of their respective stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

“Shares” has the meaning set forth in the Preamble.

“Significant Customers” has the meaning set forth in Section 4.21.

“Significant Suppliers” has the meaning set forth in Section 4.21.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Specified Affiliate Arrangements” has the meaning set forth in Section 4.19.

“Stockholder Group” has the meaning set forth in Section 8.14.

“Straddle Period” means any taxable period that begins on or prior to and ends after the Closing Date.

“Subsidiary” means, with respect to a Person (including the Company), any other Person of which (i) a majority of the outstanding voting securities are owned, directly or indirectly, by such Person, or (ii) such Person is entitled, directly or indirectly, to appoint a majority of the board of directors, board of managers or comparable governing body of such other Person.

“Target Net Working Capital” means $109,500,000.

“Tax Return” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes.

“Tax Sharing Agreement” means all existing agreements or arrangements that provide for the allocation, apportionment, sharing, assignment or indemnification of any Tax liability or benefit or the transfer or assignment of income, revenues, receipts or gains for the purpose of determining any Person’s Tax liability (other than commercial agreements the primary purpose of which does not relate to Taxes).

“Taxes” means (i) all federal, state, local or foreign taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, capital gains, sales, use, ad valorem, value added, goods and services, consumption, transfer, franchise, margin, levies, imposts, bank shares, profits, inventory, capital stock, license, withholding, payroll, employment, employer health, social security, unemployment, excise, severance, deed, stamp, occupation, real and personal property, alternative, net-worth or add-on minimum, environmental, estimated, customs duties, escheat or unclaimed property payments, or other taxes, assessments, duties, levies or similar governmental charges in the nature of a Tax imposed by any Taxing Authority, whether or not disputed, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i).

“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.

“Technology” means all Software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used or useful in the design, development, reproduction, maintenance or modification of any of the foregoing.

“Terminating Buyer Breach” has the meaning set forth in Section 2.1(f).

“Terminating Company Breach” has the meaning set forth in Section 2.1(e).

“Transaction” has the meaning set forth in the Recitals.

“Transaction Documents” means the Confidentiality Agreement, the Company Documents, the Seller Documents, the Buyer Documents and the other written ancillary agreements, documents, instruments and certificates executed under or in connection with this Agreement.

“Transaction Expenses” means the aggregate amount of (a) any management or monitoring fees payable by the Company and/or its Subsidiaries to American Securities LLC, Rhône Capital, L.L.C. or any of their respective Affiliates that have not been paid as of the Closing, including all fees payable by the Company and/or its Subsidiaries under that certain Management Consulting

Agreement dated as of November 19, 2010 by and among the Company, American Securities LLC and Rhone Capital III L.P., as amended or supplemented, (b) all fees and disbursements of attorneys, investment bankers, accountants and other professional advisors, which, in each case, have been incurred by the Company and/or its Subsidiaries in connection with the preparation, execution and consummation of this Agreement but have not been paid as of the Closing, (c) any sale, change of control or similar bonuses, or payments payable to current employees of the Company and/or its Subsidiaries following the Closing solely as a result of the consummation of the transactions contemplated by this Agreement, and (d) all brokers and finders fees incurred by the Company and/or its Subsidiaries in connection with the transactions contemplated by this Agreement but have not been paid at Closing; provided, however, that no fees or expenses of Buyer are included in “Transaction Expenses”; provided, further, that “Transaction Expenses” shall not include any amounts reflected in Indebtedness or Net Working Capital.

“Transaction-Related Tax Deductions” means the items listed on Schedule 6.10(a), which shall include Transaction Expenses, expenses in connection with the repayment or refinancing of any debt of the Company, all other transaction expenses paid on or prior to the Closing Date and any other expenses incurred and paid or owing in connection with the preparation, execution and consummation of this Agreement and the transactions contemplated hereby; but, for the avoidance of doubt, solely to the extent that such amounts are deductible under applicable Tax law.

“Transfer Taxes” means any real property transfer, sales, use, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, registration, duty, securities transactions or similar Taxes (together with any interest or penalty, addition to Tax or additional amount imposed) as levied by any Taxing Authority or other Governmental Body in connection with the transactions contemplated by this Agreement, including any payments made in lieu of any such Taxes or governmental charges that become payable in connection with the transactions contemplated by this Agreement, but, for the avoidance of doubt, excluding Income Taxes.

“Treasury Regulations” means the U.S. Department of Treasury regulations promulgated under the Code, as such regulations may be amended from time to time.

“UK Land” means the Chester le Street, U.K. Plant – Chester-le-Street, County Durham, United Kingdom, DH32RB, and the vacant land adjacent thereto.

“UK Plan” means a UK defined benefit pension scheme called the Arizona Chemical Limited Pension Scheme.

“Waiver Agreement” has the meaning set forth in Section 6.11(b).

“WARN Act” means the Worker Adjustment and Retraining Notification Act, as amended, and any similar state, local or non-United States Law.

“Willful Breach” means a material breach of this Agreement that is a consequence of an omission by, or act undertaken by or caused by, the breaching party intentionally and with the knowledge that such omission or taking or causing of such act would, or would reasonably be expected to, cause such material breach of this Agreement.

9.2 Other Definitional and Interpretive Matters. Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:

(a) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b) Dollars. Any reference in this Agreement to “$” shall mean U.S. dollars.

(c) Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(d) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(e) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Article” or “Section” are to the corresponding Article or Section of this Agreement unless otherwise specified.

(f) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(g) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(h) Reflected In or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected in” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (a) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, or (b) such item is otherwise specifically set forth on the balance sheet or financial statements or is specifically set forth in the notes thereto.

(i) Made Available. Any reference in this Agreement to “made available” means a document or other item of information that was provided or made available to Buyer and its representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transaction.

(j) Successor Laws. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

(k) Heirs, Executors, etc. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 9.2(k) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement.

9.3 Joint Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

SELLER:

AZC HOLDING COMPANY LLC

By:	/s/ Paul Rossetti
	Name:	Paul Rossetti
	Title:	President

COMPANY:

ARIZONA CHEMICAL HOLDINGS CORPORATION

By:	/s/ Cornelis Verhaar
	Name:	Cornelis Verhaar
	Title:	President and Chief Executive Officer

BUYER:

KRATON POLYMERS LLC

By:	/s/ Kevin M. Fogarty
	Name:	Kevin M. Fogarty
	Title:	President and Chief Executive Officer

Exhibit A

Calculation of Cash and Cash Equivalents, Indebtedness and Net Working Capital

as of the Balance Sheet Date

As of December 31, 2014 (in thousands)
CURRENT ASSETS:
Cash & Cash Equivalents			$39,312
Accounts Receivable			94,420
Allowance for Doubtful Accounts			(514)
Other Receivables			11,276
Total Inventory			113,390
Insurance Receivable			80,210
Deferred Income Tax Assets			578
Receivables from Related Parties			2,835
Prepaid Expenses and Other Current Assets			12,542

TOTAL CURRENT ASSETS			$354,049

CURRENT LIABILITIES:
Accounts Payable			$91,673
Accrued Liabilities			33,451
Accrued Liabilities for Litigations			80,771
Deferred Income Tax Liabilities			448
Payables to Related Parties			8,696
Short-Term Borrowings			—
Current Portion of Long-Term Debt			—

TOTAL CURRENT LIABILITIES			$215,039

Current Assets minus Current Liabilities			$139,010

Less: Cash & Cash Equivalents	(a	)	(39,312)
Less: CTO Spill Insurance Receivable	(b	)	(1,677)

Litigation balances included in working capital:
Less: Insurance receivables	(c	)	80,210
Add: Accrued Liabilities for Litigation	(c	)	80,771

Income tax balances included in working capital:
Less: Deferred Tax Assets	(d	)	(578)
Less: Fin 48 Receivables	(d	)	—
Add: Deferred Tax Liability	(d	)	448
Less: Income Tax Receivables	(d	)	(1,717)
Add: Income Tax Payables	(d	)	594

Pensions balances included in working capital:	(e	)
Add: Pension Short Term Liability			375
Less: Short Term Pension Receivable			(154)

Add: Short Term Portion Debt			—
Add: Short Term Lease Obligation	(f	)	—
Add: Interest Rate Swap Liability	(g	)	2,173
Add: Accrued Interest Payable	(h	)	86

Working Capital as per Stock Purchase Agreement			99,807

NOTES:

Note (a): Per the definition of Net Working Capital, Net Working Capital shall not include amounts reflected in Cash and Cash Equivalents.

Note (b): These represent the remediation expenses paid for which the Company is not reimbursed yet. This receivable is regarded as a non-operating asset and add to the purchase price and excluded from working capital.

Note (c): Per the definition of Net Working Capital, Net Working Capital shall not include any receivables and liabilities associated with litigation.

Note (d): Per the definition of Net Working Capital, Net Working Capital shall not include any Income Tax assets or Income Tax liabilities (except and solely to the extent of the proviso in such definition), deferred Tax liabilities or deferred Tax assets.

Note (e): Per the definition of Net Working Capital, short term pension liabilities and receivables are excluded from the working capital calculation because they are included in Indebtedness.

Note (f): This is the capital lease obligation of the office building in the Netherlands. The building was bought in September 2014. This is regarded as indebtedness and excluded from the working capital calculation.

Note (g): Interest swap liabilities are regarded as interest payables and excluded from the working capital calculation.

Note (h): Interest payables are included in the purchase price calculation.

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